07028049

11/14

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cardno Limited

*CURRENT ADDRESS Level 1
5 Gardner Close
Milton QLD 4064
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35132

FISCAL YEAR 6/30/07

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBC

DAT : 11/16/07

082-35732

Cardno
Shaping the Future

AR/S
6-30-07

going global



Vision

Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure.

Highlights

- *Year-on-year total revenue increased 42.1% to $265.3 million in 2006/7.*
- *Net profit after tax increased 45.8% to $18.47 million in 2006/7.*
- *Diluted earnings per share increased 31.2% to 36.29 cents in 2006/7.*
- *Eight mergers completed during the financial year added $53.9 million to 2006/7 revenue.*
- *Cardno established a presence in the US domestic engineering, planning and surveying market with the purchase of WRG Design.*
- *The purchase of Washington DC headquartered Emerging Markets Group (EMG) in May 2007 complements Cardno Acil and Cardno Agrisystems and provides global representation in the development assistance market.*
- *With the acquisition of long established Truebridge Callender Beach (TCB) in June 2007, Cardno expanded into physical infrastructure services in New Zealand.*
- *Cardno further diversified its capability portfolio via the purchase of landscape architecture firm S.P.L.A.T.*
- *Cardno's international representation increased from 26 to 45 offices through organic growth and acquisitions.*



Front cover: With more than 45 offices worldwide, Cardno is now truly going global.

Group revenue before tax – comparison


2007
$265.3M

Group net profit after tax – comparison


2007
$18.46M

The table below highlights the key financial aspects of the company

	Consolidated for the 30 June Years		
	As at 30 June 2005	As at 30 June 2006	As at 30 June 2007
	$'000	$'000	$'000
Total Revenue	**100,105**	**186,753**	**265,303**
Less recoverables & other	-14,182	-36,880	-54,057
Fee Revenue	**85,923**	**149,873**	**211,246**
Earnings before interest expense, tax, depreciation and amortisation (EBITDA)	13,135	25,121	32,430
Depreciation and amortisation	3,141	3,469	5,292
Earnings before interest expense and tax (EBIT)	9,994	21,652	27,138
Interest expense	88	3,527	2,103
Net profit before tax	9,906	18,125	25,035
Income tax expense	2,968	5,462	6,567
Net profit after tax	**6,938**	**12,663**	**18,468**
Earnings per share – basic	19.29	31.37	37.29
Earnings per share – diluted	19.17	27.67	36.29
Dividend per share	14	19	22.5
Financial Ratios			
Current ratio	1.53	1.5	1.07
Gearing ratio	0.63	0.42	0.18
Debt to equity ratio	4.48	1.95	1.4

For full details of statutory reporting for the 2007 financial year please visit www.cardno.com or contact the company directly.
NOTE: All quoted values are in Australian dollars unless otherwise specified.

Chairman's Review



John Massey, Chairman

Cardno achieved another record year and reinforced its position as a leading provider of physical and social infrastructure services. In the process, it also strengthened its reputation as a successful listed company delivering strong returns to shareholders.

The successful growth strategy continued both in Australia and internationally. Revenue increased by 42.1% to $265.3 million with net profit after tax of $18.5 million, which includes a one-off tax benefit of $0.9 million, 45.8% higher than the previous year.

Cardno now has 45 offices worldwide and the international expansion has seen staff numbers reaching 2,400 of which 1,250 are employed outside Australia.

Eight acquisitions were completed during the year, extending both technical capabilities and geographic reach. All acquisitions were EPS positive and continue to operate successfully and profitably. As well, Cardno opened more offices in regional areas across Australia.

Australian and international business conditions continue to offer strong growth opportunities for Cardno, which will facilitate the continuation of our growth strategy combining organic growth with acquisition opportunities across the world.

The Board has declared a fully franked final dividend of 12.5 cents per share to be paid on 5 October 2007. This results in a full year dividend of 22.5 cents, up from 19.0 cents per share paid during the previous year. A dividend reinvestment scheme was introduced during the year as an additional shareholder opportunity to invest in Cardno.

The combination of this level of dividend with the steady continuing appreciation in the value of Cardno shares traded on the ASX highlights another very positive total shareholder return from Cardno this year.

During the year the Board composition continued its transition towards a greater representation of Non-Executive Directors with the appointment of General Peter Cosgrove, AC, MC.

General Cosgrove has an incredibly broad range of experiences, including his demonstrated abilities in leadership, logistics, project management, developing countries and geopolitical activities, which are proving invaluable as Cardno continues its growth strategy in Australia and internationally.

During the year, the size of the Board was reduced by one Executive Director and a further reduction will occur with longstanding Executive Director Jim Verco retiring from his current full-time duties and as a Director at the conclusion of the Annual General Meeting.

Jim has made an outstanding contribution to the Cardno group. He joined in 1999 when Cardno merged with McMillan Britton and Kell (MBK), of which he was Managing Director. His employment history with Cardno group companies extends back 29 years. During the eight years since Cardno's merger with MBK, Jim has been a key participant in developing the company's reputation in major infrastructure projects.

The Board has invited Jim to Chair the proposed Management Operational Risk Committee that will report to both the restructured Board Audit and Risk Committee, and to the Managing Director. Jim will become a Non-Director member of the Audit and Risk Committee particularly to contribute his specialised engineering risk perspectives.

The Board has also commissioned an external consultant to assist it in identifying and appointing another Non-Executive Director with appropriate skills and experience to complement the Board's current composition.

This year, the Managing Director, Andrew Buckley, celebrated his tenth year as Managing Director and I congratulate him for his personal contribution to Cardno's success, its growth and its achievements. I also recognise Cardno's professional and committed staff who have made this another outstanding year of achievement and we congratulate them on their commitment and performance.

The Board remains committed to Cardno's successful performance and growth strategy.

We are proud of our people. We also appreciate the continuing support and interest of our shareholders and look forward to continuing to deliver strong shareholder returns in the future.

John Massey // Chairman










QANTAS







Andrew Buckley,
Managing Director

Managing Director's Message

In my tenth year as Managing Director I can proudly reflect on Cardno's achievements. From its foundations as an engineering consultancy Cardno has grown and diversified significantly. Since listing on the Australian Securities Exchange in 2004, Cardno has transformed into a globally represented physical and social infrastructure services business. With our recent significant international acquisitions Cardno is at the beginning of a new era, expanding further into global markets.













Cardno's success is demonstrated not only by our expansion and targeted diversification but also by our financial achievements. In 2006/7 Cardno's market capitalisation increased more than 127% to $418 million as of June 30, 2007. Revenue increased more than 42.1% and net profit after tax was $18.47 million, more than 45% up on the previous period. Cardno is committed to our shareholders, with fully diluted earnings per share increasing 31.2% to 36.3 cents.

Cardno offers sound financial returns for shareholders, exceptional career opportunities for staff and a commitment to service excellence for clients.

Cardno's continued strong financial performance reflects the ongoing buoyant market conditions for consulting engineering and professional services in Australia and overseas.

Throughout the period Cardno consolidated its representation in Australia and expanded its global presence, gaining a foothold in the engineering, planning, landscape architecture and surveying market in the United States and New Zealand. In May 2007 Cardno secured access to the world's largest funding agency, USAID, via its acquisition of Washington DC, Brussels and London based social infrastructure consultancy Emerging Markets Group (EMG). I anticipate strong synergies between EMG and Cardno's already established international development assistance businesses, Cardno Agrisystems and Cardno Acil. As development assistance clients demand a more holistic approach to their projects and programs, the integrated nature of Cardno's physical and social infrastructure teams positions us well.

In June 2007 Cardno acquired US based WRG Design Inc, a physical infrastructure services consultancy specialising in land use planning, civil engineering, water resources, sustainable development, survey and landscape architecture. The business has more than 380 staff working in Oregon, Nevada, Arizona, California, Idaho and North Carolina. WRG's workforce, combined with staff from XP Software and EMG, positions the United States as home to around 480 Cardno employees (second only to Australia). With Cardno's significant expansion into North America and further growth planned, senior executive Michael Renshaw was relocated to head US based holding company, Cardno USA Inc.

Across the Tasman, Cardno acquired long established New Zealand firm, Truebridge Callender Beach (TCB), a 110 person engineering, planning and surveying consultancy. With six offices across the north and south islands, Cardno TCB will provide the foundation for further growth in this region.

During the reporting period Cardno also consolidated its representation in Victoria, purchasing the 120 person civil and structural engineering consultancy Grogan Richards Consulting Engineers in December 2006. In April 2007 Cardno acquired S.P.L.A.T., a landscape architecture business based in Queensland, complementing Cardno's already sound reputation and capability in urban and land development.

Cardno's domestic physical infrastructure services presence has also been strengthened with the acquisition of Newcastle based civil and structural business Stanwill Consulting Engineers, Perth based structural firm Saraceni Engineering Group and Sydney based structural firm Low & Hooke Partners.

Cardno's responsiveness to the growth needs of the Australian part of the business is demonstrated via the opening of new offices in Ballina, New South Wales; Springfield in western Brisbane, and Bundaberg, Queensland.

Since listing, Cardno has acquired 16 businesses, all of which have contributed to the growing and diverse entity Cardno is today. Our acquisitions follow Cardno's strategic goals of expanding our geographic representation and diversification of our capabilities and disciplines. Cardno seeks partners who can not only meet this criteria, but also offer the right cultural fit. With the increasing pressures worldwide for skilled professional staff, growth by acquisition, supplemented by organic growth, is Cardno's path forward. Equally Cardno ensures new businesses add value to the ongoing operation and offer the ability to cross sell services.

In 12 months Cardno's staff numbers have grown by almost 1,000 and we are now close to 2,400 employees worldwide. Our growth represents not only expanded services capability for our clients, but enhanced opportunities and long term careers for staff. Today Cardno is truly a global business with half the workforce employed or living outside Australia. Every day this team makes a difference, and brings Cardno closer to our stated vision – to be a world leader in the provision of professional services for the improvement of physical and social infrastructure.

For Cardno the future is bright and I look forward to reporting on a positive and prosperous 2008.

Andrew Buckley / Managing Director

About Cardno

Cardno is an integrated professional services provider delivering specialist advice to create or improve the physical and social infrastructure that underpins communities around the globe. Our team is comprised of leading advisors who plan, design, manage and deliver sustainable projects or programs.









Cardno's global infrastructure services in engineering, planning, surveying, environmental sciences and landscape architecture include:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Development Assistance Engineering
- Management Services
- Resources and Industrial
- Transport and Traffic
- Urban Development and Planning
- Water and Wastewater

In the international development assistance area Cardno provides services for:

- Community Development
- Economic Revitalisation and Enterprise Development
- Education, Training and Human Capacity
- Governance, Law and Justice
- Health and HIV/AIDS
- Natural Resource Management and Agribusiness
- Physical Infrastructure
- Public Sector Enhancement
- Reconstruction and Rehabilitation

Cardno was founded in Brisbane, Australia in 1945. From its foundations as an engineering consultancy the company has diversified and grown. Cardno has permanent representation in Australia, New Zealand, England, Kenya, Belgium, Papua New Guinea, Indonesia, United Arab Emirates and the United States. With project offices included, Cardno is active in over 60 countries.

Growth Strategy

Cardno is a diverse and growing business. The core values of the company are our investment in our people, understanding and meeting client needs, continuous improvement of business processes and services, delivering strong financial performance, and a commitment to growth.

Cardno is committed to sustaining and expanding our profile and markets globally in pursuit of our vision to be a world leader in our field. We also seek to develop the business by offering a broadening suite of capabilities and maximising opportunities for staff.

During the 2006/7 financial year Cardno grew both organically and via eight acquisitions. Staff numbers increased by more than 1,000 and Cardno expanded into new markets.

Cardno's growth strategy is to find partner companies who have complementary skills or broader geographic coverage, and whose people are aligned with Cardno's culture. We then seek to cross sell between businesses to achieve further organic growth.

Cardno welcomes partners, staff and stakeholders who will help shape the future.

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Group Executives



Steve Coote,
Group Operations Manager

The Group Operations Manager assists the Managing Director with the day to day operational management of the business. This role is of strategic importance considering Cardno's growth and geographic expansion. The Operations Manager works to ensure the business operates efficiently, and economies of scale and fit for purpose systems and procedures are embraced. The Operations Manager is also a key participant in merger integration.



Trevor Johnson,
Director – Corporate

The Director – Corporate has a cross divisional role in supporting and enhancing the activities across the group. In this role the Executive takes on a leadership position promoting technical excellence. This role also assists with merger and acquisition implementation, marketing and operational committees. The Director – Corporate is instrumental in introducing new, and integrating existing disciplines and capabilities across the group.



Jeff Forbes, Chief Financial Officer,
Company Secretary

The Chief Financial Officer oversees the accounting, tax, human resources, IT, commercial, risk management and internal audit services to Cardno's divisions. Corporately, the role acts as Company Secretary and leads Cardno's investor relations and treasury functions. As well as managing the due diligence process, the incumbent is a key member of the merger integration committee.

Division Reports – Australian Divisions







Paul Gardiner,
Division Manager

Queensland and Northern Territory Division, Australia

Growth and Strong Market Conditions

- Infrastructure investment and population growth continues to support urban and infrastructure development.
- The division employed its 500th staff member in 2007.
- Landscape architecture capability was added via the acquisition of S.P.L.A.T..
- Regional representation was supported by office openings in Bundaberg, Springfield and Ballina.

Landscape Architecture – The Ecovillage at Currumbin, Gold Coast

Cardno S.P.L.A.T. provided detailed design and documentation, and landscape planning for the multi-award winning Ecovillage at Currumbin.

Urban Development and Masterplanning – Ripley Valley, Western Ipswich

Cardno is part of a multidisciplinary international consultancy consortium providing Ipswich City Council with infrastructure planning expertise for a proposed new city of 120,000 people west of Brisbane.

Structures – Townsville Correction Centre Expansion, Townsville

Cardno is providing civil, structural, water and environmental consulting services for this $270 million correctional centre.

Division Reports – Australian Divisions (cont.)

Key projects: New South Wales/Australian Capital Territory






Roger Collins-Woolcock,
Division Manager

New South Wales/Australian Capital Territory Division, Australia

Regional Expansion and Enhanced Capabilities

- The division added representation in Newcastle via the acquisition of civil and structural engineers Stanwill Consulting Engineers.
- Cardno's credibility in stormwater management, water sensitive urban design and water quality was enhanced by winning numerous awards with the Stormwater Industry Association.
- The division expanded its structural engineering staff to more than 70, bolstered by the acquisition of Sydney based Low & Hooke Partners.
- Jacinta Holmick was awarded the inaugural Richard Kell Scholarship, recognising Jacinta as a potential future leader of the company.

Major Project Infrastructure – Second Gateway Bridge Crossing, Brisbane

Cardno is one of the key consultants providing detailed design for the $1.88 billion Gateway Upgrade Project – the largest road and bridge infrastructure project in Queensland's history.

Water Quality – The ABC Waters Program, Singapore

Cardno is working with CPG Consultants and Singapore's Public Utilities Board to deliver the ABC Waters Program and achieve catchments and waterways which are Active (dynamic, full of life and activities), Beautiful (aesthetically pleasing), and Clean.

Urban Development – The Ponds, Sydney

Cardno has been working on Landcom's The Ponds development in north-west Sydney for four years. Cardno's ongoing role involves project management and civil engineering design services during the masterplanning, detail design and construction phases.

Key projects: Victoria






Steve Richards,
Division Manager

Victorian Division, Australia

Consolidation following Major Acquisition

- The division was created via Cardno's purchase of Grogan Richards Consulting Engineers in December 2006.
- Key services provided by Cardno Grogan Richards include traffic and transportation, civil and structural engineering, and hydraulic and environmental.
- The client base is primarily the private sector, however there is a strong association with government authorities and participation in state based major projects.

Sporting Facilities – VRC Flemington Racecourse Redevelopment, Melbourne

Cardno provided a range of civil engineering design services including the redesign of the main racecourse reconstruction and upgrade of the facilities at Flemington.

Structures – Hallmark Residential Development, Melbourne

Cardno Grogan Richards' structural designs helped transform an existing 14 level building into a 20 level prestige residential development.

Building Services – RACV City Club Development, Melbourne

Cardno Grogan Richards provided fire protection services throughout this 20 storey CBD development.

Division Reports – Australian Divisions (cont.)






John King,
Division Manager

Key projects: Western Australia

Western Australian Division, Australia

High Demand in Booming Market

- The booming resources sector continues to drive high demand for engineering, environmental and planning services.
- The division enhanced its service offering via the addition of Saraceni Engineering Group, a structural engineering consultancy.
- The division is looking for opportunities to expand further and recently expanded capabilities to include water and wastewater.

Transport Planning – Cockburn Central, Perth

Cardno BSD has been providing urban design and statutory planning services to create a model transit-orientated development in a new regional centre of Cockburn, Perth.

Structures – Altus Apartments, Perth

Cardno Saraceni is providing structural engineering services for the Altus Apartment Building, a proposed 32 storey tower prestigious residential building.

Urban Development – Port Geographe, Busselton

Port Geographe is a landmark development which, when complete, will feature a marina, resort, canal waterway, residential lots and a village centre.






Charles Tapp,
Division Manager

Key projects: Cardno International

Cardno International Division, Australian Headquartered

Supporting Communities and Empowering People

- The division incorporates Australian based Cardno Acil and English based Cardno Agrisystems with representative offices in Kenya, Papua New Guinea and Indonesia.
- The combined skills bring together physical infrastructure development with social development expertise, enabling rounded development gains and added value to clients.

Governance – PNG Electoral Support Program, Papua New Guinea

Funded by AusAID, Cardno Acil has worked with the Papua New Guinea Electoral Commission for the successful management of the recent national elections.

Post-Conflict Rehabilitation and Capacity Building – Community Rehabilitation, Liberia

Cardno Agrisystems has been contracted by the European Union to provide technical assistance to the Government of Liberia for community rehabilitation and to develop post-conflict capacity.

Post-Tsunami Reconstruction Works – Housing and Community Facilities Project, Maldives

This project aims to construct an entire community on a previously uninhabited island of the Maldives following the tsunami of 2004. Cardno's supervision includes the construction of houses, schools, hospital, roads and electricity supplies.

Division Reports – International Divisions






Ray O'Callaghan,
Division Manager

Key projects: Cardno TCB

Cardno TCB Division, New Zealand

New Zealand Representation Secured

- The division was formed when Truebridge Callender Beach (TCB) joined Cardno in June 2007.
- Cardno TCB provides primarily physical infrastructure services in land use planning, resource management, civil engineering and surveying.
- TCB was established in 1919 and has more than 110 staff in six offices on both the north and south islands.
- The acquisition of TCB by Cardno lays the foundation for further growth.

Urban Development – Whitby Development, Wellington

Cardno TCB has been the principal consultant providing engineering, survey, urban design, planning and construction management services to a 15,000 person community.

Water Engineering – Opahu Stormwater Pump Station, Hutt City

Cardno TCB was responsible for the design and contract management of one of the largest stormwater pump stations in New Zealand.

Frost Protection – Tohu Wines, Marlborough

Cardno TCB is currently designing and providing construction management of a frost protection system for two large vineyards in Marlborough.






Michael Renshaw,
General Manager

Key projects: North America and New Markets

North America and New Markets, United States of America and United Arab Emirates

Cardno Expands and Consolidates New Markets

- Opportunities in the US suit Cardno's proven model of growth by merger/acquisition and offer strong potential for subsequent organic expansion. The addition of EMG and WRG Design demonstrates Cardno's attractiveness as a partner for US firms that see the benefit of growth as part of an international network.
- Middle Eastern operations have continued to experience solid growth with considerable further potential.
- XP Software, a wholly owned subsidiary of Cardno, has expanded its international network to include representation in China and India, complementing existing offices and distributors in Australia, Japan, Malaysia, South Korea and the USA.

Marina Masterplanning Services – The Palm Jebel Ali, Dubai, UAE

Palm Jebel Ali is one of the largest man-made islands on Earth. Cardno has been engaged to undertake a boating demand study and to provide advice on marina facilities which are expected to encompass more than 2,000 marina berths.

Flood Modelling – Sacramento Water Resources, California, USA

XP Software has successfully simulated extreme weather events in the region, enabling the government and its advisors to assess flood hazards, develop mitigation strategies and to inform city infrastructure plans.

Project Management – Al Anbar Workers City, Dubai, UAE

Cardno has been engaged to provide infrastructure management, planning and design services including traffic planning, water and wastewater, road design and other support services.

Division Reports – International Divisions (cont.)






Andy Dijkerman,
Division Manager

Key projects: Emerging Markets Group (EMG)

Emerging Markets Group (EMG), United States of America Headquartered

Committed to Developing Economies

- EMG has nearly 25 years of global consulting experience in applying business expertise to development challenges.
- EMG has its headquarters in Washington DC with additional permanent offices in London and Brussels. The business serves a multitude of donors, including the US Agency for International Development, the UK Department for International Development, the European Commission and the World Bank.
- EMG provides technical expertise in private sector development (including financial sector, agribusiness, tourism, trade and competitiveness development), health care services and public sector strengthening.

Public Sector Strengthening – Land Titling and Economic Restructuring Project, Afghanistan

EMG is assisting the Government of Afghanistan with the aim to improve urban land tenure security and build investor confidence through land reform and privatisation.

Financial Reform – Bangladesh Remittances and Payments Partnerships, Bangladesh

EMG is working to increase the efficiency of remittance payments to Bangladesh and ultimately deliver an additional income of US$84 per impoverished household.

Legal Reform – EU-China WTO Project, China

The EU-China Information Society Project is focusing on regulatory development related to e-government services.






Darren Welborn,
Division Manager

Key projects: WRG Design Inc.

WRG Design Inc., United States of America

Leading US Consultant Joins Cardno

- The division was formed when WRG Design Inc. joined Cardno in June 2007.
- WRG Design provides physical infrastructure services in land use planning, mixed use masterplanning, civil engineering, water resources, sustainable development, survey and landscape architecture.
- Since its inception in 1991 WRG Design has experienced significant organic growth and expansion throughout the United States.
- The division has 380 staff based in six offices in the states of Oregon, California, Nevada, Arizona, Idaho and North Carolina.

Urban Development – Sun City Carolina Lakes, South Carolina, USA

WRG is currently providing full service masterplanning and landscape architecture services to this large multi-phased masterplanned residential community.

Urban Development – Avimor, Idaho, USA

WRG is providing civil engineering, masterplanning, landscape architecture, land survey and land use planning services to this proposed 30,000 acre residential development.

Retail Development – Costco General, USA

WRG provides full multidisciplinary services from development services, feasibility studies, permitting, environmental review and design, to construction management and construction inspection for Costco stores located throughout the United States.

Board of Directors



Cardno's Board is comprised of three Non-Executive Directors and five Executive Directors.

John Massey BCom, CPA, FAICD (Life), FAIM

- Non-Executive Chairman

John Massey has been Chairman of Cardno Limited since July 2004 and a Non-Executive Director since March 2004. John became a full-time company director in 1997, and brings extensive and broadly-based commercial experience, leadership and strategic development skills to Cardno. John's other appointments include Chairman of Ventracor and Symbiosis and Director of Macmahon.

Graham Tamblyn Dip CE, MIEAust, CPEng, RPEQ, FAICD

- Deputy Chairman
- Executive Director
- Director – Merger Strategies

Graham Tamblyn commenced work with the engineering consultancy Cardno & Davies in 1973. He is a civil engineer with extensive experience in the urban development field and has also had considerable involvement in the Urban Development Institute of Australia. Graham's career has included periods as Managing Director and Chairman of Cardno Holdings Pty Ltd. Apart from ongoing project work Graham plays a role in assisting with the group's growth strategy.

Andrew Buckley BE (Hons), FIEAust, FAICD, CPEng, RPEQ

- Managing Director

Andrew Buckley was appointed Managing Director in 1997. Andrew has more than twenty-five years' experience in executive management, project management, design and implementation of engineering and development assistance projects. Under Andrew's leadership the Cardno group has grown from an annual turnover of approximately $14 million in 1997FY to $265 million in 2007FY. As Managing Director Andrew led the company's public listing on the ASX in May 2004.

General Peter Cosgrove (Retired) AC, MC, ndc (Ind), jssc, psc (US), Diploma in Military Studies, MAICD

- Non-Executive Director

Retired General Peter Cosgrove joined Cardno as a Non Executive Director in March 2007, bringing with him a wealth of experience and credentials. Peter is a Director of Qantas, Vice Chairman of the Australian Rugby Union board, and a consultant to Deloitte Touche Tohmatsu amongst other significant community and not for profit roles. Peter was Chief of the Australian Defence Force from July 2002 until July 2005. In 2001 Peter was awarded the Australian of the Year.

Jeffrey Forbes BCom, MAICD, MAusIMM

- Chief Financial Officer
- Executive Director, Company Secretary
- Division Manager, Finance and Group Services

Jeff Forbes joined Cardno in July 2006 as Chief Financial Officer and Director – Finance. Jeff brings more than 30 years' experience as a finance manager, primarily in the resource sector, to Cardno. Prior to joining Cardno he was the Chief Financial Officer, Company Secretary and Executive Director of a publicly listed resources company. Jeff has significant experience in capital raisings and financial markets and during his career he has worked for a number of major companies.

Dr Trevor Johnson BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD

- Executive Director
- Director – Corporate

Trevor Johnson has been an employee of Cardno for over 20 years, and a Director since 1996. Trevor has 30 years' experience as a civil engineer, with special expertise in the fields of hydraulics, water quality and environmental analysis. In addition to his involvement in project work, Trevor also occupies the position of Director – Corporate, where he assists with the co-ordination and overview of activities in marketing, growth strategies and discipline leadership.

Ian Johnston DipCM, GradDip App Fin & Inv, ASIA, ACIS, FAICD

- Non-Executive Director

Ian Johnston has been a Non-Executive Director of Cardno since November 2004. He is also Executive Chairman Corporate Finance of ABN AMRO Morgans Limited and a member of its advisory board. Ian has been involved in a significant number of initial public offerings, capital raisings, and corporate transactions during his career. Ian's directorships include AAM Foundation Limited, Symbiosis Group Limited, and The Rock Building Society Limited.

James Verco BE, MEngSc, FIEAust, CPEng, FAICD

- Executive Director

Jim Verco is a civil engineer with 40 years experience in delivering transport infrastructure projects. He was MBK's Managing Director when that firm merged with Cardno in 1999 and then joined the Cardno board. He leads the firm's Major Projects Group. He is a Director of the Australian Steel Institute and served as National President of the AISC from 2000 to 2003.

For full details of Cardno's financial results or more information about the Board of Directors please visit www.cardno.com



Cardno
Shaping the Future

Registered Office
Cardno Limited
ABN 70 108 112 303
Level 1, 5 Gardner Close
Milton Qld Australia 4064

Phone: +61 7 3369 9822
Fax: +61 7 3369 9722

cardno@cardno.com
www.cardno.com

Cardno
Shaping the Future



Cardno Limited

ABN 70 108 112 303

2007 Financial Report

Table of Contents

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Directors' Report

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

The Directors present their report together with the financial statements of Cardno Limited ("the Company") and of the consolidated entity, being the Company and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Directors

The Directors of the Company in office during or since the year ended 30 June 2007 are set out below:

John Massey (Chairman - Non-executive)
Graham Tamblyn (Deputy Chairman - Executive)
Andrew Buckley (Managing Director - Executive)
Peter Cosgrove (Non-executive) (appointed 26 March 2007)
Ronald Fisher (Executive and Company Secretary) (resigned 7 July 2006)
Jeffrey Forbes (Executive and Company Secretary) (appointed 10 July 2006)
Trevor Johnson (Executive)
Ian Johnston (Non-executive)
Stephen Moss (Executive) (resigned 22 December 2006)
James Verco (Executive)

Details of the qualifications, experience and responsibilities of the Directors are on pages 4 to 6.

Company Secretary

Ronald Fisher GradDipBus(Acc), CPA, FAICD was appointed to the position of Company Secretary on 24 February 2004 when Cardno Limited was incorporated and resigned on 7 July 2006. Mr Fisher had been a Company Secretary within the Cardno Group since 1983.

Jeffrey Forbes BCom, MAICD, MAusIMM was appointed to the position of Company Secretary on 10 July 2006. Mr Forbes had been a Company Secretary of another unrelated listed company for 6 years prior to joining Cardno.

Mark Buggy BEng(Civil), MScLLB(Lon), PCLL(HK) was appointed to the position of Assistant Company Secretary on 25 October 2005. Mr Buggy joined Cardno in March 2004 and is a qualified lawyer and engineer.

Director	Experience	Special Responsibilities
John C Massey BCom, CPA, FAICD(Life), FAIM Non-executive Chairman Age 61	John Massey has been Chairman of Cardno Limited since July 2004 and a Non-Executive Director since March 2004. John became a full-time company director in 1997, bringing extensive and broadly-based commercial experience, leadership and strategic development skills. John's other appointments include Chairman of Ventracor Limited and Symbiosis Group Limited. He has been actively involved in corporate governance and director issues and was made a Life Fellow of the Australian Institute of Company Directors in recognition of his eminence in the field of directorship and for distinguished service to the Institute. John's previous Board appointments include Chairman of Northstate Capital, and AV Syntec; Director of Brisbane Airport Corporation, SEQ Water, Kerwee Pastoral, KR Castlemaine and Dairy Australia.	As well as being Chairman of the company, John is also Chairman of the Board's Remuneration Committee and a member of the Audit Committee.
Graham G Tamblyn DipCE, MIEAust, CPEng, FAICD, RPEQ Deputy Chairman Executive Director Age 57	Graham commenced work with the engineering consultancy Cardno & Davies in 1973. He is an experienced civil engineer in the urban development field with such notable projects as the Kawana Waters master planned community, Noosa Waters, Twin Waters, and Pelican Waters on his resume. Graham's commitment to the urban development and engineering industry is evidenced by his considerable involvement in industry associations such as the Urban Development Institute of Australia of which he was Sunshine Coast Branch President for 6 years up to 2002. Graham's career has included periods as Managing Director and Chairman of Cardno Holdings Pty Ltd. Apart from ongoing technical project work Graham plays a role in assisting with the implementation of the Cardno Group's growth strategy of merger and acquisition.	Graham is Chairman of the Board's Succession Planning Committee and is a member of the Remuneration Committee.

Director	Experience	Special Responsibilities
Andrew D Buckley BE(Hons), FIEAust, FAICD, CPEng, RPEQ Managing Director Age 50	Andrew was appointed Managing Director of the Cardno group in 1997. He has more than twenty-five years' experience in executive management, project management, design and implementation of engineering and development assistance projects. Andrew has worked in the management, design and construction of mining, engineering and infrastructure projects in Australia, Africa, USA and Asia. For the last 15 years he has worked in executive management roles in the engineering, construction and development assistance sectors with a special focus on growth. Under Andrew's leadership the Cardno group has grown from an annual turnover of approximately $14 million in 1997FY to $265 million in 2007FY and from less than 200 people to nearly 2500. As Managing Director Andrew lead the company's public listing on the ASX in May 2004.	Andrew serves on the Board's Succession Planning Committee.
Peter J Cosgrove AC, MC ndc (Ind), jssc, psc (US), Dip Mil Stud, MAICD Non-executive Director Age 60	Retired General Peter Cosgrove joined Cardno as a Non Executive Director on 26 March 2007, bringing with him a wealth of experience and credentials. Peter is a director of Qantas, consultant to Deloitte Touche Tohmatsu and a Member of the Australian Institute of Company Directors. He also holds a number of prestigious memberships and board appointments. Peter was Chief of the Australian Defence Force from July 2002 until July 2005. In 1999 he was appointed as Commander of the International Forces in East Timor and helped the country transition to independence. Peter was awarded the Military Cross in Vietnam and he was appointed as a Companion of the Military Division of the Order of Australia and the Companion of the New Zealand Order of Merit (CNZM) and Commander of the United State Legion of Merit. In 2001 Peter was awarded the Australian of the Year.	
Jeffrey I Forbes BCom, MAICD, MAusIMM Chief Financial Officer, Executive Director Age 54	Jeff joined Cardno in July 2006 as Chief Financial Officer and Executive Director Finance. Jeff brings more than 30 years experience as a finance manager, primarily in the resource sector to Cardno. Jeff has significant experience in the financing and development of resource projects in both Australia and in the Asia Pacific region. He has held senior positions domestically and internationally. Prior to joining Cardno he was the Chief Financial Officer, Company Secretary and Executive Director at Highlands Pacific. Jeff has significant experience in capital raisings and during his career Jeff has worked for a number of major companies including Rio Tinto, BHP and CSR.	Jeff is a member of the Risk Committee

Director	Experience	Special Responsibilities
Trevor C Johnson BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD Executive Director Age 50	Trevor has 30 years experience as a civil engineer, with special expertise in the fields of hydraulics, water quality and environmental analysis. He continues to act as Project Director for many of Cardno's major urban development projects, and regularly appears as an expert witness on engineering matters. In his executive role as Director Corporate, he is also responsible for a number of acquisition, co-ordination and communication activities within the Group. Trevor has been an employee of Cardno over 20 years, and has been a Director of Cardno since 1996.	Trevor is Chairman of the Standing Due Diligence Committee, is a member of the Board's Audit Committee and a member of the Risk Committee.
Ian J Johnston DipCM, GradDip App Fin & Inv, ASIA, ACIS, FAICD Non-executive Director Age 58	Ian Johnston is Executive Chairman Corporate Finance of ABN AMRO Morgans Limited and a member of its advisory board. Following a career of nearly 25 years in the banking industry, Ian joined ABN AMRO Morgans in 1988 as Head of Corporate Finance. He has been involved in a significant number of initial public offerings, capital raisings, and corporate transactions during his career. Ian's Board memberships include AAM Foundation Limited, Symbiosis Group Limited, and The Rock Building Society Limited.	Ian is Chairman of the Board's Audit Committee and is a member of the Remuneration Committee.
James G A Verco MEngSc, FIEAust, CPEng, FAICD Executive Director Age 64	Jim Verco was managing director of McMillan Britton & Kell prior to that firm's merger with Cardno in 1999. He then became a director of the Cardno Group and managed its Sydney operations until 2004 and now leads the Major Projects Group in New South Wales. Jim has served as National President of the Australian Institute of Steel Construction. He continues as a director of the Australian Steel Institute, and is a member of the Sydney Division Committee of Engineers Australia.	Jim is Chairman of the Board's Risk Committee.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Principal Activities

The principal activity of the consolidated entity during the financial year was operating as a provider of professional services in physical and social infrastructure. There were no changes to the principal activities of the Cardno group during the financial year under review.

Review of Results and Operations

Cardno achieved a net profit after tax of $18.47 million for the financial year ended June 2007, including a one-off tax benefit of $0.97 million. This is a 45.8% increase on the net profit after tax of $12.66 million recorded in the 2006 financial year.

Revenue was $265.30 million which is 42.1% more than the previous year of $186.75 million. Basic earnings per share increased by 18.9% over the same period, from 31.37 cents to 37.29 cents in the current financial year, while diluted earnings per share increased 31.2% to 36.29 cents.

The Board has declared a fully franked final dividend of 12.5 cents per share, increasing the full year dividend to 22.5 cents from 19.0 cents per share for the previous year.

The significant improvement in financial performance over the previous year reflects continuing strong market conditions for consulting engineering and other physical infrastructure activities in the Australian market as well as the contribution from acquisitions made during the course of the financial year. Demand for Cardno's services in the Australian market was particularly strong in Queensland and Western Australia, and continue to improve in New South Wales and Victoria.

In total Cardno completed eight acquisitions during the period and all have contributed to the results and strengthened the services provided by the Group as well as substantially increasing Cardno's global presence.

The acquisition of Stanwill Consulting Engineers acquisition expanded Cardno's presence in regional New South Wales adding representation in Newcastle.

In Victoria, the acquisition of 110 person firm Grogan Richards Consulting Engineers bolstered Cardno's existing representation in the State and provides a solid platform for future growth.

The acquisition of West Australian based Saraceni Engineering Group increased Cardno's services in WA, adding structural engineering.

In Queensland, Cardno added S.P.L.A.T., a Brisbane and Gold Coast based landscape architecture business to complement existing physical infrastructure services and support Cardno's strong capability in urban development.

Cardno's stated objective to expand further internationally was realised with the purchase of U.S based development assistance business Emerging Markets Group (EMG) and the U.S. based physical infrastructure business WRG Design. EMG's acquisition provides Cardno with access to the world's largest development assistance donor, USAID, and complements the capability of existing social infrastructure businesses, Cardno Acil and Cardno Agrisystems.

WRG Design provides Cardno with a strong base in U.S. growth centres for Cardno skills such as planning, surveying, engineering and landscape architecture.

Cardno also acquired the long established engineering, planning and surveying firm Truebridge Callender Beach in New Zealand which provides a strong opportunity for cross selling with Australian based business units.

In Sydney, Cardno has expanded its structural engineering capabilities via the recent purchase of Low & Hooke Partners.

Cardno's North American based XP Software, continues to operate profitably. Cardno's U.A.E operations are expanding having secured several long term and high profile projects. Businesses acquired during the prior years have been integrated well and many cross selling opportunities have been generated.

Cardno now employs around 2,400 staff. Due to Cardno's recent North American and New Zealand acquisitions, almost 1,250 staff are employed outside Australia.

Cardno's outlook remains favourable for 2007/08 with strong market conditions expected to continue.

Dividends

Dividends paid or declared by the Company to members since the end of the previous financial year were:

Type	Cents per share	Total amount $'000	Franked/ unfranked	Date of payment
Declared and paid during the year				
- Final 2006 ordinary	10.0	4,628	Franked	6 October 2006
- Interim 2007 ordinary	10.0	5,275	Franked	13 April 2007
Declared after end of year				
- Final 2007 ordinary	12.5	7,244	Franked	5 October 2007
Dealt with in the financial report as:				
- Dividends		9,903		
- Noted as a subsequent event	Note 30	7,244		
		17,147		

All the franked dividends paid or declared by the Company since the end of the previous financial year were fully franked at 30%.

Events Subsequent to the Reporting Date

On 3 July 2007 a further 631,182 convertible notes were converted to ordinary shares leaving 1,614,041 outstanding.

On 21 August 2007, the Directors of Cardno Limited declared a final dividend of 12.5 cents per share for the 2007 financial year. The dividend is fully franked, will be paid on 5 October 2007 and will total $7,243,750. The dividend has not been provided for in the 30 June 2007 financial statements.

Likely Developments

The consolidated entity will continue to manage its global business in physical and social infrastructure and pursue its policy of growing the company both organically and by acquisition during the next financial year.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Significant Changes in the State of Affairs

Other than detailed elsewhere, there have been no significant changes in the state of affairs since 30 June 2006.

Indemnification and Insurance of Officers

The Company has agreements with each of the Directors and officers of the Company in office at the date of this report indemnifying them against liabilities to any person other than the Company or a related body corporate that may arise from their acting as Directors or officers of the Company.

Notwithstanding that they may have ceased to hold office, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers, the improper use by the Directors or officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability, as such disclosures are prohibited under the terms of the contract.

Directors' Meetings

Attendance at Board meetings and Board Committee meetings for the year ended 30 June 2007 is set out below:

	Board of Directors		Audit Committee		Remuneration Committee		Risk Committee		Succession Planning Committee	
No. of Meetings Held	A	B	A	B	A	B	A	B	A	B
A D Buckley	11	11	•	•	•	•	•	•	4	5
P J Cosgrove *(appointed 26 March 2007)*	4	4	•	•	•	•	•	•	•	•
R Fisher *(resigned 7 July 2006)*	0	0	•	•	•	•	1	1	•	•
J I Forbes *(appointed 10 July 2006)*	11	11	•	•	•	•	3	3	•	•
T C Johnson	11	11	2	2	•	•	4	4	•	•
I J Johnston	10	11	2	2	3	3	•	•	•	•
J C Massey	11	11	2	2	3	3	•	•	•	•
S J Moss *(resigned 22 December 2006)*	4	5	•	•	•	•	2	2	1	2
G G Tamblyn	11	11	•	•	3	3	•	•	5	5
J G A Verco	11	11	•	•	•	•	4	4	•	•

• not a member of this committee

A = number of meetings attended.
B = number of meetings held during the time the director held office during the year or was a committee member.

REMUNERATION REPORT

Principles of Compensation

Compensation levels for directors, secretaries of the Company and relevant key management personnel of the consolidated entity are competitively set to attract and retain suitable qualified staff, reward the achievement of strategic objectives and achieve the broader outcome of creating value for shareholders. The remuneration structure takes into account:

- the capability and experience of the Directors and Senior Executives;
- the Directors' and Senior Executives' ability to control the performance of areas of the Company's business;
- the Company's performance; and
- the amount of incentives within each Director's and Senior Executive's remuneration.

Total shareholder return is an essential element of the Company's strategy, and the remuneration framework serves this aim by seeking to attract and retain high calibre executives. Since Cardno Limited was established in March 2004 the Company has exceeded the growth and profit targets set by the Board and this successful performance has been reflected in the remuneration of Executives.

The Executive Director and Senior Executive Remuneration Policy is set out below:

Cardno Limited seeks to set fair and market competitive remuneration for its Senior Executives to ensure high performance and long-term commitment while taking into consideration the best interest of shareholders. Senior Executive's remuneration consists of fixed salary, potential Performance Equity Plan participation, discretionary cash bonuses and other benefits including

superannuation and salary *sacrificing*. *In* determining the salary of Senior Executives, an assessment of performance is completed and a review of the market is conducted. The Company takes into account the responsibilities of the individual's position, the level of skill and experience as well as the Company's business.

If the employment of a Senior Executive is terminated, the Senior Executive may be entitled to receive from the employer pay in lieu of notice and compensation for employee entitlements such as annual leave and long service leave up to the termination date and by reference to the Executive's remuneration.

Remuneration Committee

The remuneration committee reviews and makes recommendations to the board on remuneration issues and policies applicable to all staff for the consolidated entity. It is also responsible for reviewing share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements and fringe benefits policies.

The members of the remuneration committee during the year were:

- John Massey (Chairman) – Non-Executive
- Graham Tamblyn (Deputy *Chairman*) – Executive
- Ian Johnston (Chairman, Audit Committee) – Non-Executive

The remuneration committee meets at least twice a year. The remuneration committee met three times during the year and the committee members' attendance record is disclosed in the table of Directors' meetings above.

Fixed Compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis) and includes any FBT charges related to employee benefits (including motor vehicles), as well as employer contributions to superannuation funds. Compensation levels are reviewed annually by the remuneration committee through a process that considers individual, segment and overall performance of the consolidated entity. In addition, external consultants provide analysis and advice to ensure the directors' and senior executive's compensations are competitive in the market place.

Performance-linked Compensation

Performance-linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial, divisional and personal objectives. The short-term incentive (STI) *is an 'at risk'* bonus provided in the form of cash while the long-term incentive (LTI) is provided as options over ordinary shares of the company under the rules of the Performance Equity Plan (PEP).

The Remuneration Committee is currently reviewing the STI and LTI plans for Senior Executives and has engaged an external consultant to provide independent advice to the Committee.

Short-Term Incentive Bonus

Each year the remuneration committee reviews the key performance indicators (KPIs) for the key management personnel. The KPIs generally include measures relating to the consolidated entity, the relevant segment, the individual and include financial, people, customers, strategy and risk measures. The principal financial performance objectives are compared to budgeted amounts. The non-financial objectives vary with position and responsibility.

At the end of the financial year the remuneration committee assesses the actual performance of the consolidated entity, the relevant segment and individual against the KPI's set at the beginning of the financial year. The remuneration committee approves the discretionary bonus to be paid to the

individuals on the delegated authority of the board. The method of assessment was chosen as it provides the committee with an objective assessment of the individual performance. Half of the bonus is paid in the year the bonus is granted while the balance is paid 24 months later.

Long-Term Incentive Bonus

Employee Tax Exempt Share Acquisition Plan ("ETESAP")

Shares are issued under the ETESAP (made in accordance with thresholds set out in plans approved by shareholders at the 2004 AGM). It provides employees with the opportunity to acquire shares in the Company for no consideration as a bonus component of their remuneration. Employees with 12 months service or greater and have worked 100 hours or more per month are entitled to $1,000 of shares each year and employees with 6 to 12 months service are entitled to $500 of shares each year. Employees who work part time, who have greater than 12 months service and who have worked more than 600 hours per year are also entitled to $500 of shares each year. Shares issued under ETESAP rank equally with other fully paid ordinary shares from the date of issue.

Shares are issued in the name of the participating employee and are subject to a restriction period. The shares are restricted under the plan until the earlier of three years from the date of acquisition or the date they cease to be an employee. Once the restriction period is lifted the shares can be traded as fully paid ordinary shares. The ETESAP has no conditions that could result in the recipient forfeiting ownership of shares.

The ETESAP complies with current Australian Tax Legislation, enabling employees to have up to $1,000 of shares, in respect of an employee share scheme, excluded from their assessable income.

Grant Date	Number	Issue Price	Vested 30 June 2007	Balance
15 November 2004	134,386	$2.46	15,022	119,364
23 December 2005	138,089	$3.63	16,097	121,992
24 January 2007	142,065	$4.76	10,395	131,670
26 June 2007	1,890	$4.76	-	1,890

Fair value of shares issued during the reporting period is the average market price over the 5 trading days prior to the date of the offer to employees.

Performance Equity Plan (PEP)

The PEP is designed to reward strong performance by individuals within the Cardno Group of companies. Options are issued under the PEP (made in accordance with thresholds set in the plan approved at the 2004 AGM) and it provides certain employees (as determined by the Managing Director and Remuneration Committee) with the opportunity to acquire shares in the Company, or rights to acquire shares in the Company. The plan operates by granting an option to employees to purchase a prescribed number of shares at a pre-determined time in the future, which is currently two years from the date of issue.

Each option is convertible to one ordinary share. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company's shares traded during the five days preceding the date of granting the option. All options expire on the earlier of their expiry date or termination of the employee's employment. The options may be exercised at any time during the seven day period ending twenty-four months after the date the options are issued.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights and dividends will be attached to the unissued ordinary shares when the options have been exercised.

291,000 options were exercised during the financial year.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Grant Date	Exercise Date	Expiry Date	Exercise Price $	Number of Options at Beginning of Year	Options Granted	Options Lapsed	Options Vested and Exercised	Number of Options as at 30 June 2007
5 November 2004	30 October 2006	5 November 2006	2.46	299,000	-	8,000	291,000	-
28 October 2005	22 October 2007	28 October 2007	3.68	70,000	-	-	-	70,000
23 November 2005	17 November 2007	23 November 2007	3.49	475,000	-	46,000	-	429,000
26 October 2006	20 October 2008	26 October 2008	5.17	-	165,000	15,000	-	150,000
14 November 2006	8 November 2008	14 November 2008	5.30	-	986,500	31,000	-	955,500
Weighted average exercise price				3.14	5.28	4.22	2.46	4.73
Weighted average remaining contract life								388 days

Total expense recognised $210,506 (2006: $101,254)

The options outstanding at 30 June 2007 have an exercise price in the range of $3.49 to $5.30.

In June 2006, the Board approved a change to the PEP. This change had been recommended by an independent consultant to the remuneration committee. The change consists of the introduction of a performance hurdle before the exercise of options. The hurdle to be used specifies that the options will not vest unless there has been at least a 5% improvement per year (compounded) in the earnings per share of the company over the two year vesting period.

Employment Agreements

Employment Agreements have been entered into with each Executive Director and Senior Executive. The agreement contains remuneration, performance and confidentiality obligations on the part of both the employer and the employee. The Executives covenant that during the term of employment and for six months after termination they will not solicit any existing client or employee of the Company.

Non-Executive Directors

The Non-Executive Directors of Cardno Limited are entitled to a fee that is determined by the Board on commencement of the role and reviewed on an annual basis thereafter. The fee includes compulsory superannuation contributions. Non-Executive Directors do not participate in equity plans of the Company and do not receive retirement benefits.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Director, Executive Officer and Key Management Remuneration

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives and relevant group executives who receive the highest remuneration are:

Director		Short Term				Long Term						
		Salary and Fees $	STI Cash Bonus (A) $	Non-Monetary Benefits $	Total $	Superannuation Benefits $	Other Long Term Benefits $	Termination Benefits $	Share-based Payments Options	Total $	Proportion of Remuneration on Performance Related	Value of Options as a Proportion of Remuneration
Non-Executive												
John Massey	2007	10,000	-	-	10,000	90,000	-	-	-	100,000	-	-
	2006	36,250	-	-	36,250	50,350	-	-	-	86,600	-	-
Peter Cosgrove	2007	14,803	-	-	14,803	1,332	-	-	-	16,135	-	-
	2006	-	-	-	-	-	-	-	-	-	-	-
Ian Johnston	2007	22,936	-	-	22,936	37,064	-	-	-	60,000	-	-
	2006	49,999	-	-	49,999	4,125	-	-	-	54,124	-	-
Directors – Executive												
Andrew Buckley	2007	437,125	271,850*	4,000	712,975	33,702	-	-	17,400	764,077	37.9%	2.3%
	2006	417,663	168,400*	4,000	590,063	30,950	-	-	14,800	635,813	28.8%	2.3%
Jeffrey Forbes	2007	201,601	75,000*	4,000	280,601	64,091	-	-	8,700	353,392	23.7%	2.5%
	2006	-	-	-	-	-	-	-	-	-	-	0%
Trevor Johnson	2007	229,525	38,425	4,000	271,950	31,344	-	-	8,700	311,994	15.1%	2.8%
	2006	214,840	21,700	4,000	240,540	28,714	-	-	7,400	276,654	10.5%	2.7%
Graham Tamblyn	2007	214,403	10,000	4,000	228,403	16,467	-	-	4,350	249,220	5.8%	1.7%
	2006	197,216	-	4,000	201,216	14,912	-	-	-	216,128	-	-
James Verco	2007	78,455	14,600	4,000	97,055	132,501	-	-	4,350	233,906	8.1%	1.9%
	2006	143,643	4,600	4,000	152,243	48,007	-	-	3,700	203,950	4.1%	1.8%
Former												
Ronald Fisher	2007	31,196	-	-	31,196	3,790	-	-	-	34,986	-	-
	2006	165,192	12,500	4,000	181,692	91,576	-	-	-	273,268	4.6%	-
Stephen Moss	2007	121,166	-	-	121,166	116,679	-	180,671	4,350	422,866	1.0%	1.0%
	2006	317,537	-	4,000	321,537	92,268	-	-	-	413,805	-	-
Richard Kell	2007	-	-	-	-	-	-	-	-	-	-	-
	2006	27,604	5,000	1,333	33,937	10,069	-	-	-	44,006	11.4%	-
Total Compensation – 2007		1,361,210	409,875	20,000	1,791,085	526,970	-	180,671	47,850	2,546,576	18.0%	1.9%
Total Compensation - 2006		1,569,944	212,200	25,333	1,807,477	370,971	-	-	25,900	2,204,348	10.8%	1.2%

* Includes STI cash bonuses which have been accrued but not paid.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Director, Executive Officer and Key Management Remuneration continued

Executives		Short-Term				Long-Term						
		Salary and Fees $	STI Cash Bonus (A) $	Non-Monetary Benefits $	Total $	Superannuation Benefits $	Other Long Term Benefits $	Termination Benefits $	Share-based Payments Options	Total $	Proportion of Remuneration on Performance Related	Value of Options as a Proportion of Remuneration
Executives												
Roger Collins-Woolcock	2007	205,007	20,512	5,000	230,519	19,787	-	-	8,000	258,306	11.0%	3.1%
	2006	178,346	4,363	5,000	187,709	17,482	-	-	4,500	209,691	4.2%	2.1%
Steven Coote	2007	217,695	46,025	5,500	269,220	19,401	-	-	12,200	300,821	19.4%	4.1%
	2006	209,621	21,225	5,500	236,346	18,560	-	-	8,000	262,906	11.1%	3.1%
Paul Gardiner	2007	238,908	46,025	4,000	288,933	16,885	-	-	12,200	318,018	18.3%	3.8%
	2006	208,110	21,225	9,000	238,335	14,573	-	-	8,000	260,908	11.2%	3.1%
John King	2007	169,607	15,000	4,000	188,607	26,433	-	-	8,000	223,040	10.3%	3.6%
	2006	163,086	2,181	4,000	169,267	12,849	-	-	2,750	184,866	2.7%	1.5%
Michael Renshaw	2007	181,824	22,693	7,000	211,517	14,538	-	-	8,000	234,055	13.1%	3.4%
	2006	155,792	6,544	-	162,336	11,892	-	-	5,250	179,478	6.6%	2.9%
Stephen Richards	2007	71,730	-	-	71,730	73,670	-	-	-	145,400	-	-
	2006	-	-	-	-	-	-	-	-	-	-	-
Charles Tapp	2007	62,514	-	-	62,514	2,952	-	-	-	65,466	-	-
	2006	-	-	-	-	-	-	-	-	-	-	-
Bruce Coyne*	2007	-	-	-	-	-	-	-	-	-	-	-
	2006	196,765	2,181	-	198,946	17,709	-	-	2,750	219,405	2.2%	1.3%
Former												
Michael Hill*	2007	-	-	-	-	-	-	-	-	-	-	-
	2006	191,321	2,181	-	193,502	16,851	-	-	2,750	213,103	2.3%	1.3%
Total compensation - 2007		1,147,285	150,255	25,500	1,323,040	173,666	-	-	48,400	1,545,106	12.9%	3.1%
Total compensation - 2006		1,303,041	59,900	23,500	1,386,441	109,916	-	-	34,000	1,530,357	6.1%	2.2%

* Comparatives are not disclosed where they did not meet the definition of key management personnel or were not one of the five highest paid executive officers.

Directors' Report

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Directors' Interests

As at the date of this report, the interests of the directors in the shares and convertible notes of Cardno Limited were:

	Cardno Limited Ordinary shares	Shares held in escrow	Cardno Limited Convertible Notes	Options over Ordinary Shares
A D Buckley	2,275,810	-	-	100,000
P J Cosgrove	0	-	-	-
J I Forbes	2,543	-	-	30,000
T C Johnson	1,942,990	-	-	50,000
I J Johnston	172,219	-	-	-
J C Massey	29,973	-	-	-
G G Tamblyn	1,425,000	-	-	15,000
J G A Verco	1,104,947	-	-	25,000

Share Options

Options granted to Directors' and Officers of the Company

During the financial year, the Company granted options for no consideration over unissued ordinary shares in Cardno Limited to the following Directors and key management and to the following most highly remunerated Officers of the Company as part of their remuneration:

Key Management Personnel	Title	30 June 2006 Issued 28/10/05	30 June 2006 Issued 23/11/05	30 June 2007 Issued 26/10/06	30 June 2007 Issued 14/11/06
Andrew Buckley	Managing Director	40,000	-	60,000	-
Jeffrey Forbes	Executive Director	-	-	30,000	-
Trevor Johnson	Executive Director	20,000	-	30,000	-
Stephen Moss*	Executive Director	-	-	15,000	-
Graham Tamblyn	Executive Director	-	-	15,000	-
James Verco	Executive Director	10,000	-	15,000	-
Roger Collins-Woolcock	Division Manager	-	10,000	-	25,000
Steven Coote	Group Operations Manager	-	20,000	-	40,000
Paul Gardiner	Division Manager	-	20,000	-	40,000
John King	Division Manager	-	5,000	-	25,000
Michael Renshaw	Division Manager	-	15,000	-	25,000

* cancelled following resignation on 22 December 2006.

All options were granted during the financial year. No options have been granted since the end of the financial year and up to the date of this report.

Unissued shares under option

At the date of this report unissued ordinary shares of the Company under option are:

Exercise Date	Expiry date	Exercise price	Number of options
22 October 2007	28 October 2007	$3.68	70,000
17 November 2007	23 November 2007	$3.49	429,000
20 October 2008	26 October 2008	$5.17	150,000
8 November 2008	14 November 2008	$5.30	955,500

These options do not entitle the holder to participate in any share issue of the Company.

Non-Audit Services

During the year William Buck, the Company's auditor, has performed no other services in addition to their statutory audit duties as set out in Note 32. Subsidiary auditors have performed other non-audit services and these are outlined in Note 32.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

The Board of Directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services by the subsidiary auditors is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out above, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in *APES 110 Code of Ethics for Professional Accountants.*

Lead Auditor's Independence Declaration Under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 17 and forms part of the Directors' report for the year ended 30 June 2007. William Buck continues in office in accordance with Section 327 of the *Corporations* Act 2001.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' report and financial statements. Amounts in the Directors' report and financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of directors.

On behalf of the Directors

JOHN C MASSEY
Chairman

Brisbane
21 August 2007

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Cardno Limited

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Signed at Brisbane 21 August 2007.

WILLIAM BUCK
Chartered Accountants

R Q COLE
Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

Corporate Governance Statement

The board of directors of Cardno Limited is ultimately responsible for all corporate governance matters of the consolidated entity and is accountable to the shareholders for the overall business performance of the company. Details of the Corporate Governance Policies of the company can be found in the Investor Section of the company's website, www.cardno.com.au.

Cardno Limited is committed to implementing and maintaining sound corporate governance practices and has considered the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations" in the development of its corporate governance activities. The board has assessed the company's current practice against the Guidelines and notes that the company's practices are consistent with the ASX Guidelines, except where stated below.

Principle 1: Lay solid foundation for management and oversight

The role of the board and delegation to management has been formalised. The most significant responsibilities of the board are:

- providing strategic guidance to the company including contributing to the development of and approving the corporate strategy;
- reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
- reviewing the operational and financial performance of the company's activities;
- reporting to shareholders and the market;
- ensuring compliance with prudential regulations and standards;
- ensuring adequate risk management processes are in place;
- reviewing internal controls and internal and external audit reports;
- monitoring and influencing the culture and reputation of the company;
- monitoring the board composition, director selection and board process and performance;
- approving key executive appointments and ensuring executive succession planning;
- reviewing the performance and remuneration of the Managing Director and senior management;
- ensuring that the board as a whole has an appropriate understanding of each substantial segment of the business; and
- authorising and monitoring major investment and strategic commitments.

The board endorses a culture of continuous improvement and will therefore continue to refine and develop its role and the delegation of responsibilities to management as the company develops.

Principle 2: Structure the board to add value

To add value to the company the board has been formed so that it has effective composition, size and commitment to adequately discharge its responsibilities and duties. Collectively the directors have a broad range of experience, expertise, skills, qualifications and contacts relevant to the business.

The board currently comprises three non-executive directors including the Chairman and five executive directors.

The board has adopted the following criteria to determine the independence of a director as someone who must be a non-executive director and:

- is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;
- within the last three years has not been employed in an executive capacity by the company or another group member, or been a director after ceasing to hold any such employment;
- within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member or an employee materially associated with the service provided;
- is not a material supplier or customer of the company or another group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has no material contractual relationship with the company or other group member other than as a director of the company;

- has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the company.

Mr Massey, the non-executive Chairman, has confirmed that he meets this definition of independence. Mr Johnston, a non-executive director, has confirmed that he meets this definition of independence except in regard to his former director role with ABN AMRO Morgans Ltd. The Board has noted Mr Johnston's current role with ABN AMRO Morgans and considers that it does not materially interfere with Mr Johnston's ability to act independently in the best interests of the company. General Peter Cosgrove, a non-executive director, has confirmed that he meets this definition of independence.

At this stage in the company's development it is considered appropriate to have a majority of executive directors as they have a strong awareness of management issues and a deep knowledge of the company. Consequently the board considers it appropriate to transition over time to a majority of non-executive directors. The number of executive directors was reduced from six to five in 2006.

It should be noted that the Chairman is a non-executive and the roles of Chairman and Managing Director are held by different people. Each director, as part of his agreement with the company has the ability to seek independent advice at the company's expense after consultation with the Chairman.

All members of the board participate in the Nominations Committee. When considering a candidate as a director, consideration is given to the candidate's ability to act in the best interests of all shareholders as well as specific skills. Consideration is given to the candidate's capacity to understand the impacts of various laws and regulations on their role and on the company including company law, trade practices legislation, environmental law, occupational health and safety, equal opportunity and taxation. As the company has significant operations outside of Australia, consideration is also given to the candidate's ability to understand the impacts of foreign jurisdiction legislation, foreign currency issues and the business environment in each country in which the company operates. In addition, consideration is given to the candidate's knowledge of the areas of the company's operations, risk management concepts and how they apply to the company and also whether the candidate is up to date with issues of corporate governance.

Principle 3: Promote ethical and responsible decision making

The board has adopted a detailed code of conduct for directors, executives and staff. The code of conduct is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and practices necessary to maintain confidence in the company's integrity. The board has also adopted a policy for trading in Cardno securities by directors, executive officers and staff. The purpose of these codes is to guide directors and executives in the performance of their duties and to define the circumstances in which both they and staff, and any associates, are permitted to deal in securities.

These codes have been designed with a view to ensuring the highest ethical and professional standards, as well as compliance with legal obligations. Both codes are available for review in the shareholders section of the company's website.

Principle 4: Safeguard integrity in financial reporting

The Managing Director and Chief Financial Officer have provided the board with a statement confirming that the company's financial reports present a true and fair view of the company's financial position and are in accordance with relevant accounting standards. The Audit Committee consists of two non-executive directors and one executive director as members. Mr Johnston, one of the non-executive directors who is not the Chairman of the company, chairs the Audit Committee. The guidelines provide for the Audit Committee to consist of at least three members and consist only of non-executive directors. The board has considered this issue and notes that over the next 12 months it expects to increase the number of non-executive directors on the Audit Committee which will allow full compliance with this ASX Guideline. The Audit Committee requires the rotation at least every

three years of the external audit engagement partner. The Audit Committee adopts formal procedures for the selection and appointment of the external auditor.

Principle 5: Make timely and balanced disclosure

The company has adopted a Continuous Disclosure Policy which can be viewed in the shareholders section of the company's website. The purpose of this policy is to set out the procedures to be followed to enable accurate, timely, clear and adequate disclosure to the market. The board regularly reviews its disclosure to ensure the market is kept informed of price sensitive or significant information in accordance with the Listing Rules.

The Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX). This role includes the responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. Further comments related to making timely and balanced disclosure are also covered under consideration of the next Principle.

Principle 6: Respect the rights of shareholders

The board recognises the important rights of shareholders and strives to communicate with shareholders both regularly and clearly – both by electronic means and using more traditional communication methods. Shareholders are encouraged to attend and participate at general meetings. The company's auditors attend the Annual General Meeting of the company and are available to answer shareholders' questions.

The communication strategy adopted by the company includes the following:

- communicating effectively with shareholders through releases to the market via the ASX, the media, the company's website, information mailed to shareholders and the general meetings of the company;
- all information disclosed to the ASX is posted on the company's website as soon as it is disclosed to the ASX. Presentation material used to brief analysts is released to the ASX and posted on the company's website;
- giving shareholders ready access to balanced and understandable information about the company and corporate proposals; and
- the external auditor attending the Annual General Meeting and being available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

Principle 7: Recognise and manage risk

The board, together with management, has sought to identify, monitor and mitigate risk. Internal controls are monitored on a continuous basis and, wherever possible, improved. The issue of risk management is formalised in the company's corporate governance policy and is kept under regular review. The review takes place at both committee level through the Board's Risk Management Committee which meet at least four times each year, and at board level. The Audit Committee has adopted an internal compliance and control system.

The company is in the process of transitioning the Audit Committee to an Audit & Risk Committee. The current Board Risk Committee will become the Operations Risk Committee consisting of management and will report to the Managing Director and the Board Audit & Risk Committee to oversee operational risks, quality control issues and operations processes.

The company monitors the high quality and accuracy of its services through a quality management system. The details of the quality management system are available to staff via the company's intranet and client feedback is a feature of the system.

The Managing Director attests to the board the soundness of the risk management and internal control systems each year.

Principle 8: Encourage enhanced performance

The corporate governance policy adopted by the board requires the board and individual director performance to be reviewed and evaluated at least on an annual basis. An external review process is undertaken periodically to ensure independent professional scrutiny and benchmarking against developing best practices. The board acknowledges that performance can always be enhanced and will continue to seek and consider ways of further enhancing performance both individually and collectively.

New directors undergo an induction process in which they are given an extensive briefing on the company. This includes meetings with key executives, tours of the relevant premises, an induction package and presentations. A formal letter of appointment is provided.

In order to achieve continuing improvement in board performance, all directors are encouraged to undergo continuing professional development. Specifically, directors are provided with the resources and training to address skills gaps where they are identified.

Principle 9: Remunerate fairly and responsibly

Cardno's current practices in this area are reviewed regularly and comply with the ASX Guidelines. The Remuneration Committee, which advises and reports to the board, is chaired by the Chairman, John Massey and includes the Deputy Chairman, Graham Tamblyn, and Mr Johnston, a non-executive director. The current remuneration of the directors and selected senior executives is published in the Directors' Report.

The Executive Director and Senior Executive Remuneration Policy is set out below:

> Cardno Limited seeks to set fair and market competitive remuneration for its Senior Executives to ensure high performance and long-term commitment while taking into consideration the best interest of shareholders. Senior Executive remuneration consists of fixed salary, short term performance incentives involving discretionary cash bonuses, potential participation in the long term incentive plan known as the Performance Equity Plan and other benefits including superannuation and salary sacrificing. In determining the salary of Senior Executives, an assessment of performance is completed and a review of the market is conducted. The company takes into account the responsibilities of the individual's position, the level of skill and experience as well as the company's business.
>
> If the employment of a Senior Executive is terminated, the Senior Executive is entitled to receive from the employer pay in lieu of notice and compensation for employee entitlements such as annual leave and long service leave up to the termination date and by reference to the Executive's remuneration.

Where the executive directors participate in the staff Performance Equity Plan the details are submitted to shareholders for approval.

The remuneration policy in regard to non-executive directors is set out below:

> The Non-Executive Directors of Cardno Limited are entitled to a fee that is determined by the board on commencement of the role and reviewed on an annual basis thereafter. The fee includes compulsory superannuation contributions. Non-Executive Directors do not participate in equity plans of the company and do not receive retirement benefits.

Principle 10: Recognise the legitimate interests of stakeholders

The board recognises the legitimate interests of stakeholders which it considers to represent not only sound ethics but also good business sense and commercial practice. The board continues to develop

and implement procedures to ensure compliance with legal and other obligations to legitimate stakeholders.

The company has developed a code of conduct which applies to all directors and staff. The code of conduct requires that at all times all company personnel act with the utmost integrity, objectivity and in compliance with letter and the spirit of the law and company policies and is reviewed on a regular basis.

The code of conduct is part of the directors and staff induction process and is posted on the company's intranet and website.

Income Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Note	Consolidated		Cardno Limited	
		2007 $'000	2006 $'000	2007 $'000	2006 $'000
Revenues from ordinary activities	2	**265,303**	**186,753**	**9,498**	**11,500**
Raw materials, sub-contractor costs and consumables used	3	115,112	85,872	84	42
Employee benefits expense		104,833	67,986	423	704
Depreciation and amortisation expenses	3	5,292	3,469	-	-
Financing costs	3	2,918	3,992	1,374	3,098
Other expenses		12,113	7,309	905	262
		240,268	**168,628**	**2,786**	**4,106**
Profit/(loss) before income tax		25,035	18,125	6,712	7,394
Income tax expense/(benefit)	4	6,567	5,462	(821)	(1,188)
Net profit/(loss) for the year		**18,468**	**12,663**	**7,533**	**8,582**
Basic earnings per share (cents per share)	31	37.29	31.37	-	-
Diluted earnings per share (cents per share)	31	36.29	27.67	-	-

The income statements should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Balance Sheets

Cardno Limited and its Controlled Entities as at 30 June 2007

	Note	Consolidated		Cardno Limited	
		2007 $'000	2006 $'000	2007 $'000	2006 $'000
CURRENT ASSETS					
Cash and cash equivalents	6	17,376	17,508	-	8,300
Trade and other receivables	7	66,145	25,365	83,223	27,169
Inventories	8	43,617	26,099	-	-
Other current assets	9	6,717	1,386	306	248
TOTAL CURRENT ASSETS		133,855	70,358	83,529	35,717
NON-CURRENT ASSETS					
Trade and other receivables	10	-	821	-	-
Other financial assets	11	28	34	71,636	41,690
Property, plant and equipment	12	19,342	10,055	-	-
Deferred tax assets	13	9,736	4,249	208	234
Intangible assets	14	103,534	50,896	-	-
Other non-current assets	15	218	248	218	248
TOTAL NON-CURRENT ASSETS		132,858	66,303	72,062	42,172
TOTAL ASSETS		266,713	136,661	155,591	77,889
CURRENT LIABILITIES					
Trade and other payables	16	38,455	19,917	17,965	5,826
Interest-bearing loans and borrowings	17	46,810	9,254	32,693	-
Current tax liabilities		5,522	1,038	3,323	104
Short term provisions	18	11,555	6,922	-	-
Other current liabilities	19	22,586	9,922	-	-
TOTAL CURRENT LIABILITIES		124,928	47,053	53,981	5,930
NON-CURRENT LIABILITIES					
Trade and other payables	20	-	387	-	-
Interest-bearing loans and borrowings	21	14,329	33,802	5,613	29,895
Deferred tax liabilities	13	10,631	6,106	-	-
Long term provisions	22	5,213	3,059	-	-
Other non-current liabilities	23	362	-	-	-
TOTAL NON-CURRENT LIABILITIES		30,535	43,354	5,613	29,895
TOTAL LIABILITIES		155,463	90,407	59,594	35,825
NET ASSETS		111,250	46,254	95,997	42,064
EQUITY					
Issued capital	24	92,245	35,942	92,245	35,942
Reserves		70	(58)	-	-
Retained earnings		18,935	10,370	3,752	6,122
TOTAL EQUITY		111,250	46,254	95,997	42,064

The balance sheets should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Statements of Changes in Equity

Cardno Limited and its Controlled Entities for the year ending 30 June 2007

Consolidated	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2005		19,656	4,566	(44)	68	24,246
Shares issued		12,737	-	-	-	12,737
Notes converted to shares		3,549	-	-	-	3,549
Profit for the period		-	12,663	-	-	12,663
Dividends paid or provided	5	-	(6,859)	-	-	(6,859)
Restatement of functional currency		-	-	(14)	-	(14)
Revaluation of property, plant and equipment		-	-	-	(68)	(68)
BALANCE AT 30 JUNE 2006		35,942	10,370	(58)	-	46,254
Shares issued		32,021	-	-	-	32,021
Notes converted to shares		24,282	-	-	-	24,282
Profit for the period		-	18,468	-	-	18,468
Dividends paid or provided	5	-	(9,903)	-	-	(9,903)
Restatement of functional currency		-	-	128	-	128
BALANCE AT 30 JUNE 2007		92,245	18,935	70	-	111,250

Company	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2005		19,656	4,398	-	-	24,054
Shares issued		12,737	-	-	-	12,737
Notes converted to shares		3,549	-	-	-	3,549
Profit for the period		-	8,583	-	-	8,583
Dividends paid or provided	5	-	(6,859)	-	-	(6,859)
BALANCE AT 30 JUNE 2006		35,942	6,122	-	-	42,064
Shares issued		32,021		-	-	32,021
Notes converted to shares		24,282		-	-	24,282
Profit for the period		-	7,533	-	-	7,533
Dividends paid or provided	5	-	(9,903)	-	-	(9,903)
BALANCE AT 30 JUNE 2007		92,245	3,752	-	-	95,997

The statements of changes in equity should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Cash Flow Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Note	Consolidated		Cardno Limited	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts from customers		262,238	201,267	-	-
Interest received		330	361	48	-
Finance costs		(2,918)	(3,608)	(1,374)	(3,098)
Cash paid to suppliers and employees		(231,143)	(180,096)	(385)	(448)
Income tax paid		(2,685)	(4,567)	(2,170)	1,040
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	26(a)	**25,822**	**13,357**	**(3,881)**	**(2,506)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiaries, net of cash acquired	26(d)	(55,894)	(14,111)	-	-
Payment of direct costs of acquisition		(2,392)	(313)	-	-
Payments to/(from) controlled entities		-	-	(26,326)	(4,657)
Additions to intangibles		(69)	(213)	-	-
Proceeds from sale of property, plant & equipment		-	1,055	-	-
Proceeds from sale of investments		5	-	-	-
Payments for property, plant & equipment		(4,545)	(2,640)	-	-
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		**(62,895)**	**(16,222)**	**(26,326)**	**(4,657)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		30,816	5,084	4,236	5,084
Payment of vendor liability		(1,146)	(19,527)	-	(19,527)
Proceeds from/(Repayment of) borrowings		16,792	(4,545)	27,265	-
Dividends paid		(9,594)	(6,859)	(9,594)	(6,859)
NET CASH PROVIDED BY(USED IN) FINANCING ACTIVITIES		**36,868**	**(25,847)**	**21,907**	**(21,302)**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD		**(205)**	**(28,712)**	**(8,300)**	**(28,465)**
CASH AND CASH EQUIVALENTS AT 1 JULY		**15,679**	**44,391**	**8,300**	**36,765**
CASH AND CASH EQUIVALENTS AT 30 JUNE	26(b)	**15,474**	**15,679**	**-**	**8,300**

The cash flow statements should be read in conjunction with notes 1 to 39 which form part of the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Cardno Limited (the "Company") is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2007 encompasses the Company and its subsidiaries (together referred to as the "consolidated entity").

The financial report was authorised for issue by the Board of Directors on 21 August 2007.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB), Urgent Issues Group Interpretations ("UIG") and the Corporations Act 2001. The financial reports of the consolidated entity and the Company also comply with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

(b) Basis of Preparation

The financial report has been prepared on an accrual and historical cost basis, modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report.

- AASB 7 *Financial Instruments: Disclosures (August 2005)* replaces the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require extensive additional disclosures with respect to the Group's financial instruments and share capital.

- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings Per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB1038 *Life Insurance Contracts* arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.

- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Company and the Group as the standard is only concerned with disclosures.

- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting*, AASB 136 *Impairment Assets*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.

- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group's 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (ie. 1 July 2004 and 1 July 2005, respectively). The potential effect of the interpretation on the Company's financial report has not yet been determined.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(b) Basis of Preparation continued

- Interpretation 11 AASB 2 *Share-based Payment – Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group's 2008 financial report. The potential effect of the Interpretation on the Company's financial report has not yet been determined.

- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 amends AASB 2 *Share-based Payments* to insert the transitional provisions of IFRS 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007. The potential impact on the Company has not yet been determined.

- Interpretation 12 *Service Concession Arrangements* addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the Group's 2009 financial report. The potential effect of the interpretation on the financial report has not yet been determined. At this time an entity must adopt the revised Interpretation 4 *Determining when an arrangement contains a lease* and Interpretation 129 *Service Concession Arrangements*.

- AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statement*, AASB 131 *Interest in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement*. AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 *Service Concession Arrangements*.

- AASB 2007-2 Amendments to Australian Accounting Standards also amends references to "UIG Interpretation" to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(c) Basis of Consolidation

Subsidiaries
Subsidiaries are entities controlled by the Company. Control exits when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

A list of the controlled entities is contained in Note 38 to the financial statements. All controlled entities have a June financial year-end, except Emerging Markets Group Ltd and its subsidiaries which have a 31 May year end, Cardno TCB Limited and its subsidiaries which have a 31 March year end and WRG Design, Inc which has a 31 December year end. These entities were acquired during the current financial year and their year end dates will be synchronised within 12 months of the acquisition date.

Transactions eliminated on consolidation
Intra-group balances, unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(d) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the consolidated balance sheet.

Cash flows from operating activities are included in the cash flow statements on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. The revenues and expenses of foreign operations in hyperinflationary economies are translated to Australian dollars at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Group companies

The financial results and position of foreign group entities whose functional currency is different from the group's presentation currency are translated as follows:

- revenues and expenses are translated at rates approximating the foreign exchange rates prevailing at the dates of the transactions.
- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date.
- equity and retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(f) Revenue Recognition

Revenue is recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Sale of goods

Revenue from the sale of goods is recognised (net of rebates, discounts and other allowances) upon the delivery of goods to the customer.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(f) Revenue Recognition continued

Consulting revenue
Revenue is recognised when the service is provided. For long term contracts, revenue and expenses are recognised in accordance with the percentage of completion method. Where a loss is expected to arise from a contract, the loss is recognised immediately as an expense. The percentage of completion is determined by costs to date versus total project costs.

Interest revenue
Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Sale of non-current assets
The gross proceeds of non-current asset sales are recognised as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

Dividends
Dividend revenue is recognised net of any franking credits.

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities.

Revenue from dividends is recognised by the consolidated entity when dividends are received.

(g) Expenses

Operating lease payments
Payments made under operating leases which are subject to fixed annual increments are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and are spread over the lease term.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(h) Net Financing Costs

Interest income is recognised in the income statement as it accrues, using the effective interest method.

Borrowing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(i) Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(i) Income Tax continued

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation
The Company and its wholly-owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Cardno Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call and interest free.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(j) Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format segment reporting is based on geographical segments.

(k) Non-current Assets Held for Sale and Discontinued Operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

(l) Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. Interest income is recognised as it accrues. The recoverability of trade receivables is reviewed on an ongoing basis. An estimate for doubtful debts is made when collection of the full nominal amount is no longer probable. Bad debts are written off as incurred.

(m) Inventories

Work in progress is stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where progress billings exceed the aggregate costs incurred plus profits less losses, the net amounts are presented under other liabilities.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(n) Property, Plant and Equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses, except for freehold land which is accounted for on a fair value basis.

The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include:

(i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and;

(ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Buildings and plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards — AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(n) Property, Plant and Equipment continued

Subsequent costs
Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

Revaluations
Revaluation increments are recognised in the asset revaluation reserve except for amounts reversing a decrement previously recognised as an expense, which are recognised as revenues. Revaluation decrements are only offset against revaluation increments relating to the same asset and any excess is recognised as an expense.

Depreciation
Items of property, plant and equipment, including buildings but excluding freehold land are depreciated over their estimated useful lives using the reducing balance method or straight line method. The depreciation rate for each class of asset is as follows:

Property, Plant and Equipment	2007	2006
Buildings	2.5%	2.5%
Laboratory equipment, instruments and amenities	13 - 24%	13 - 24%
Equipment and motor vehicles	15 - 24%	15 - 24%
Leasehold improvements	20 - 25%	20 - 25%
Office furniture and equipment	9 - 33%	9 - 33%

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Assets temporarily not in use or those that are in the process of being sold are not depreciated.

(o) Intangible Assets

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents the excess of the cost of the acquisition and the fair value of the identifiable net assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Works contracts
Works contracts are acquired by the consolidated entity and are stated at cost less accumulated amortisation and impairment losses.

Patents and Licenses
Patents and licenses are acquired by the consolidated entity, have a finite useful life and are stated at cost less accumulated amortisation and impairment losses.

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite life are systematically tested for impairment at each annual balance sheet date. Works contracts are amortised over the life of the contract from the date they are available for use.

Notes to the Financial Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(p) Impairment

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy (m)), and deferred tax assets (see accounting policy (i)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, an impairment test is performed. The consolidated entity performs impairment testing of goodwill annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(q) Trade and Other Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade accounts payable are normally settled within 60 days. Trade and other payables are stated at cost.

(r) Interest Bearing Borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(s) Employee Benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the period end represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

Employee option scheme

The Company has granted options to certain employees under an employee option scheme. Under this scheme, the directors may issue options to persons whom they wish to reward for strong performance.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

(t) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

(u) Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and investments in money market instruments.

(v) Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1(p). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 14 for details of these assumptions and the potential impact of changes to the assumptions.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(v) Critical accounting estimates and judgements continued

(ii) Estimated professional indemnity costs

The Group estimates and records those amounts that it believes will be payable as a result of professional indemnity claims. The exact amount of the legal settlement is unknown until such time as the deductible limit is reached or settlement occurs.

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Fees from services and sale of goods	211,246	149,873	-	-
Fees from recoverable expenses	52,925	35,946	-	-
Total revenue from operating activities	**264,171**	**185,819**	-	-
Revenue from non-operating activities				
Dividends received – wholly owned controlled entities	-	-	9,450	11,500
Interest received – other	330	361	48	-
Other	802	573	-	-
Total revenue from non-operating activities	**1,132**	**934**	**9,498**	**11,500**
Revenue	**265,303**	**186,753**	**9,498**	**11,500**
3. EXPENSES AND LOSSES/(GAINS)				
Raw materials, sub-contractor costs and consumables used	**115,112**	**85,872**	**84**	**42**
Depreciation				
Motor vehicles	349	119	-	-
Plant & equipment	2,212	981	-	-
Total Depreciation	**2,561**	**1,100**	-	-
Amortisation of non-current assets				
Works Contracts	159	314	-	-
Motor vehicles under lease	557	498	-	-
Plant & equipment under lease	2,015	1,557	-	-
Total Amortisation	**2,731**	**2,369**	-	-
Total Depreciation & Amortisation	**5,292**	**3,469**	-	-
Bad and doubtful debts	**373**	**330**	-	-
Financing costs				
Interest charges	2,103	3,527	1,113	2,850
Finance charges	540	217	-	-
Borrowing costs	275	248	261	248
Total financing costs	**2,918**	**3,992**	**1,374**	**3,098**
Rental expense relating to operating leases				
Minimum lease payments	**6,817**	**6,168**	-	-
Foreign exchange gains / (losses)	**(575)**	**13**	-	-

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
4. INCOME TAX EXPENSE				
(a) The components of tax expense comprises:				
Current tax expense				
Current year	8,132	5,020	(868)	(1,332)
Adjustments for prior years	(969)	153	-	-
	7,163	5,173	(868)	(1,332)
Origination and reversal of temporary differences	(596)	289	47	144
Total income tax expense in income statement	**6,567**	**5,462**	**(821)**	**(1,188)**
Numerical reconciliation between tax expense and pre-tax net profit				
Profit before tax	25,035	18,125	6,712	7,394
Income tax using the domestic corporation tax rate of 30% (2006: 30%)	7,510	5,438	2,014	2,218
Increase in income tax expense due to:				
Non-deductible expenses	136	22	-	44
Merger adjustment	13	-	-	-
Adjustment for branch office taxation	318	-	-	-
Capital gain	-	15	-	-
Under provision prior to merger	-	38	-	-
Amortisation of works contracts	40	92	-	-
Decrease in income tax expense due to:				
Other	(10)	-	-	-
Tax exempt revenue	(428)	(180)	(2,835)	(3,450)
Adjustment for branch office taxation	(43)	(56)	-	-
Capital loss	-	(60)	-	-
	7,536	5,309	(821)	(1,188)
Under / (over) provided in prior years	(969)	153	-	-
Income tax expense on pre-tax net profit	**6,567**	**5,462**	**(821)**	**(1,188)**
5. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES				
(a) Dividends proposed and not recognised as a liability				
100% franked dividend at 30% (2006: 30%)			7,244	4,628
(b) Dividends paid during the year				
100% franked dividend at 30% (2006: 30%)			9,903	6,859
(c) Franking credit balance				
The amount of franking credits available for the subsequent financial year are:				
- franking account balance as at the end of the financial year at 30%			5,598	4,660
- franking credits that will arise from the payment of income tax payable as at the end of the financial year			2,152	273
			7,750	**4,933**

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
5. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES CONTINUED				
The impact on the franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $3,104,464 (2006: $1,983,235)				
6. CASH AND CASH EQUIVALENTS				
Cash at bank and on hand	16,261	17,508	-	8,300
Bank short term deposits	1,115	-	-	-
	17,376	**17,508**	**-**	**8,300**
7. TRADE & OTHER RECEIVABLES (CURRENT)				
Trade debtors	68,101	25,554	-	-
Provision for doubtful debts	(2,994)	(997)	-	-
	65,107	**24,557**	-	-
Sundry debtors	1,038	808	-	-
Dividends receivable – wholly owned controlled entities	-	-	9,450	11,500
Receivable - notional tax asset	-	-	14,396	7,779
Loans – wholly owned controlled entities	-	-	59,377	7,890
	66,145	**25,365**	**83,223**	**27,169**
Terms and conditions relating to the above financial instruments				
(i) Details of the terms and conditions of related party receivables are set out in Note 36.				
8. INVENTORIES (CURRENT)				
Work in progress	**43,617**	**26,099**	-	-
9. OTHER CURRENT ASSETS				
Prepayments	2,671	937	-	-
Borrowing costs	306	248	306	248
Project advances	3,572	111	-	-
Security deposits	168	90	-	-
	6,717	**1,386**	**306**	**248**
10. TRADE & OTHER RECEIVABLES (NON-CURRENT)				
Forward exchange contract	-	**821**	-	-
11. OTHER FINANCIAL ASSETS (NON-CURRENT)				
Investments in subsidiaries	-	-	71,636	41,690
Investments in non-related entities	28	34	-	-
	28	**34**	**71,636**	**41,690**
12. PROPERTY, PLANT & EQUIPMENT				
Laboratory equipment, instruments & amenities – at cost	2,833	201	-	-
Less accumulated depreciation	(1,315)	(106)	-	-
	1,518	**95**	-	-
Equipment & motor vehicles – at cost	3,736	871	-	-
Less accumulated depreciation	(1,914)	(405)	-	-
	1,822	**466**	-	-

Notes to the Financial Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
12. PROPERTY, PLANT & EQUIPMENT CONTINUED				
Office furniture & equipment – at cost	20,321	8,047	-	-
Less accumulated depreciation	(11,851)	(3,936)		
	8,470	**4,111**	-	-
Leasehold improvements – at cost	2,440	147	-	-
Less accumulated depreciation	(401)	(23)	-	-
	2,039	**124**	-	-
Office furniture & equipment under lease	5,442	5,030	-	-
Less accumulated amortisation	(3,075)	(2,052)	-	-
	2,367	**2,978**	-	-
Motor vehicles – under hire purchase	249	467	-	-
Less accumulated depreciation	(135)	(315)	-	-
	114	152	-	-
Motor vehicles & field lab equipment – under lease	2,562	1,390	-	-
Less accumulated amortisation	(974)	(394)	-	-
	1,588	**996**	-	-
Leasehold improvements – under lease	2,199	1,579	-	-
Less accumulated amortisation	(786)	(458)	-	-
	1,413	**1,121**	-	-
Property – at fair value	72	81	-	-
Less accumulated depreciation	(61)	(69)	-	-
	11	12	-	-
Total Property, Plant & Equipment	**19,342**	**10,055**	-	-

	Consolidated 2007 $'000	Cardno Limited 2007 $'000
(a) Movements in carrying amounts		
Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.		
Laboratory equipment, instruments & amenities – at cost		
Carrying amount at the beginning of the year	95	-
Additions	106	-
Increase through merger acquisition	1,267	-
Disposals	(45)	-
Depreciation expense	(86)	-
Transfer between classes	181	-
Carrying amount at the end of the year	1,518	-

	Consolidated 2007 $'000	Cardno Limited 2007 $'000
12. PROPERTY, PLANT & EQUIPMENT CONTINUED		
(a) Movements in carrying amounts continued		
Equipment & motor vehicles – at cost		
Carrying amount at the beginning of the year	466	-
Additions	282	-
Increase through merger acquisitions	1,409	-
Disposals	(220)	-
Depreciation expense	(281)	-
Foreign exchange	3	-
Transfer leased to owned	163	-
Carrying amount at the end of the year	**1,822**	-
Office furniture & equipment – at cost		
Carrying amount at the beginning of the year	4,111	-
Additions	3,865	-
Increase through merger acquisitions	2,678	-
Disposals	(40)	-
Depreciation expense	(2,095)	-
Foreign exchange	(12)	-
Transfer between classes	(181)	-
Transfer leased to owned	144	-
Carrying amount at the end of the year	**8,470**	-
Leasehold improvements – at cost		
Carrying amount at the beginning of the year	124	-
Additions	220	-
Increase through merger acquisitions	1,724	-
Depreciation expense	(50)	-
Foreign exchange	(3)	-
Transfer leased to owned	24	-
Carrying amount at end of the year	**2,039**	-
		-
Office furniture & equipment – under lease		
Carrying amount at the beginning of the year	2,978	-
Additions	787	-
Increase through merger acquisitions	403	-
Amortisation expense	(1,656)	-
Transfer between classes	(40)	-
Transfer leased to owned	(105)	-
Carrying amount at the end of the year	**2,367**	-
Motor vehicles – under hire purchase		
Carrying amount at the beginning of the year	152	-
Additions	70	-
Depreciation expense	(68)	-
Transfer leased to owned	(40)	-
Carrying amount at the end of the year	**114**	-
Motor vehicles & field lab equipment – under lease		
Carrying amount at the beginning of the year	996	-
Additions	1,132	-
Increase through merger acquisitions	143	-
Amortisation expense	(557)	-
Foreign exchange	(3)	-
Transfer leased to owned	(123)	-
Carrying amount at the end of the year	**1,588**	-

	Consolidated 2007 $'000	Cardno Limited 2007 $'000
12. PROPERTY, PLANT & EQUIPMENT CONTINUED		
(a) Movements in carrying amounts continued		
Leasehold improvements – under lease		
Carrying amount at the beginning of the year	1,121	-
Additions	664	-
Disposals	(8)	-
Amortisation expense	(340)	-
Transfer between classes	39	-
Transfer leases to owned	(63)	-
Carrying amount at the end of the year	**1,413**	-
Property – at fair value		
Carrying amount at the beginning of the year	12	-
Disposals	(1)	-
Carrying amount at the end of the year	**11**	-
Total Property, Plant & Equipment		
Carrying amount at the beginning of the year	10,055	-
Additions	7,126	-
Increase through merger acquisitions	7,624	-
Disposals	(314)	-
Depreciation & amortisation expense	(5,133)	-
Transfer between classes	-	-
Foreign exchange	(16)	-
Carrying amount at the end of the year	**19,342**	-

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
13. DEFERRED TAX ASSETS & LIABILITIES				
Recognised deferred tax assets and liabilities				
Deferred tax assets and liabilities are attributable to the following:				
Assets				
Amortised expenses	269	317	208	234
Accruals	4,868	192	-	-
Provisions	2,220	3,523	-	-
Unrealised foreign exchange gains	3	-	-	-
Carried forward tax losses	2,204	-	-	-
Lease timing	167	101	-	-
Asset valuations	-	11	-	-
Other	5	105	-	-
TAX ASSETS	**9,736**	**4,249**	**208**	**234**
Liabilities				
Unrealised foreign exchange gains	83	8	-	-
Work in progress	6,104	5,782	-	-
Prepayments	74	6	-	-
Property, plant and equipment	134	-	-	-
Cash to accrual adjustment	3,935	-	-	-
Intangible items	300	300	-	-
Lease timing	1	10	-	-
TAX LIABILITIES	**10,631**	**6,106**	-	-

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
14. INTANGIBLES				
Goodwill at cost	103,565	50,837	-	-
Accumulated amortisation and impairment losses	(2,293)	(2,293)	-	-
	101,272	48,544	-	-
Works contracts	1,759	1,708	-	-
Accumulated amortisation	(1,607)	(1,448)	-	-
	152	260	-	-
Patents and licenses	2,110	2,092	-	-
	103,534	**50,896**	-	-
Intangibles are allocated to cash-generating units which are based on the group's management division.				
International Division	30,126	30,273	-	-
QLD / NT Division	14,045	10,610	-	-
NSW / VIC / ACT Division	18,348	7,418	-	-
WA Division	3,250	2,595	-	-
USA Division	33,011	-	-	-
NZ Division	4,754	-	-	-
	103,534	**50,896**	-	-

Reconciliation of movement in carrying amounts from beginning of year to end of year:

	Goodwill $'000	Works Contracts $'000	Patents and Trademarks $'000
Consolidated			
Year ended 30 June 2006			
Balance at the beginning of year	37,444	495	2,084
Additions			
- internal development	-	-	8
- acquisition through business combinations			
- current year	10,895	79	-
- prior year revision	205	-	-
Amortisation charges	-	(314)	-
Closing value at 30 June 2006	**48,544**	**260**	**2,092**
Year ended 30 June 2007			
Balance at the beginning of year	48,544	260	2,092
Additions:			
- internal development	-	-	10
- acquisition through business combinations			
- current year	52,728	51	8
Amortisation charges	-	(159)	-
Closing value at 30 June 2007	**101,272**	**152**	**2,110**

The recoverable amount of each cash-generating unit above is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections over a 5 year period including a terminal value at the end of year five. The cash flows are discounted using a pre-tax discount rate of 11.1% based on an estimate of the group's weighted average cost of capital.

14. INTANGIBLES CONTINUED

The following assumptions were used in the value-in-use calculations:	Growth Rate	Pre-Tax Discount Rate
International Division	5%	11.1%
QLD/NT Division	5%	11.1%
NSW/VIC/ACT Division	5%	11.1%
WA Division	5%	11.1%
USA Division	5%	11.1%
NZ Division	5%	11.1%

The value-in-use calculations are based on estimates for each reporting division for the 2008 year adjusted by the growth rate of 5% for remaining years in the forecast period. These estimates use historical weighted average growth rates to project revenue. Costs are calculated taking into account historical gross margins as well as estimated weighted average inflation rates over the period which are consistent with inflation rates applicable to the locations in which the segments operate.

The remaining amortisation period of current works contracts is within a one year period from balance date.

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
15. OTHER NON-CURRENT ASSETS				
Borrowing costs	**218**	**248**	**218**	**248**
16. TRADE & OTHER PAYABLES (CURRENT)				
Trade payables & accruals	34,449	17,863	1,232	34
Non-trade payable	-	908	-	-
Vendor liability	4,006	1,146	3,619	-
Loans wholly owned controlled entities	-	-	13,114	5,792
	38,455	**19,917**	**17,965**	**5,826**
(i) Details of the terms and conditions of related party payables are set out in Note 36.				
17. INTEREST-BEARING LOANS & BORROWINGS				
Bank overdraft	1,902	1,829	-	-
Lease liabilities	2,711	2,226	-	-
Hire purchase liabilities	191	86	-	-
Bank Loans	42,006	5,113	32,693	-
	46,810	**9,254**	**32,693**	-
18. SHORT-TERM PROVISIONS				
Employee benefits	11,494	6,878	-	-
Training benefits	61	44	-	-
	11,555	**6,922**	-	-
19. OTHER CURRENT LIABILITIES				
Unearned revenue	**22,586**	**9,922**	-	-
20. TRADE & OTHER PAYABLES (NON-CURRENT)				
Trade payables and accruals	-	**387**	-	-

21. INTEREST-BEARING LOANS & BORROWINGS

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Lease liabilities	3,358	3,146	-	-
Hire purchase liabilities	76	173	-	-
Convertible notes	5,613	29,895	5,613	29,895
Forward exchange contract	-	561	-	-
Bank Loans	5,282	27	-	-
	14,329	**33,802**	**5,613**	**29,895**

Forward exchange contract
The forward exchange contract was paid out early on 11 May 2007 and had a contract rate of 0.4996 USD/AUD. The face value of the contract was USD $410,000.

Convertible Notes				
Opening Balance	29,895	33,444	29,895	33,444
Amount converted to equity	(24,282)	(3,549)	(24,282)	(3,549)
***Carrying amount* of liability at 30 June**	**5,613**	**29,895**	**5,613**	**29,895**

On 8 January 2007, 5,273,219 notes were converted to ordinary shares. Noteholders may convert their notes at any interest payment date. Any Convertible Notes not converted by the maturity date, 1 July 2008, must be redeemed by the Company at the issue price. The Company has the option to redeem some or all of the notes prior to the maturity date in the event of a takeover or tax event.

On 3 July 2007 a further 631,182 notes were converted to ordinary shares leaving 1,614,041 outstanding.

Bank Loans and Overdraft
As at 30 June 2007 the group has bank loans totalling $47,288,472 (2006: $5,140,000), with an effective interest rate of 7.66%.

Two major facilities are held for working capital and new acquisition requirements. These are on-demand facilities with interest rates ranging from 7.02 – 7.73% pa. Facilities are secured by fixed and floating charges over group assets and undertakings.

Bank overdrafts had an effective rate of 6.75% (2006: 5.00%).

Lease Liability
All leases that are entered into with the ANZ Bank Group Ltd are secured by a guarantee from HSBC Bank Australia Limited.

Financing Facilities Available

At reporting date the following financing facilities had been negotiated and were *available:*

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Total facilities				
- bank overdraft	3,640	2,850	1,000	-
- bank loans	66,859	5,140	46,000	-
	70,499	**7,990**	**47,000**	-
Used at balance date				
- bank overdraft	1,902	1,829	-	-
- bank loans	47,288	5,140	32,693	-
	49,190	**6,969**	**32,693**	-
Unused at balance date				
- bank overdraft	1,738	1,021	1,000	-
- bank loans	19,571	-	13,307	-
	21,309	**1,021**	**14,307**	-

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
22. LONG-TERM PROVISIONS				
Employee entitlements	5,213	3,059	-	-
23. OTHER NON-CURRENT LIABILITIES				
Deferred Rent	362	-	-	-

	30-Jun-07 No. of shares	30-Jun-06 No. of shares	30-Jun-07 $'000	30-Jun-06 $'000
24. ISSUED CAPITAL OF CARDNO LIMITED				
Balance at the beginning of the period	41,835,776	36,290,956	35,942	19,656
Shares issued during the period:				
- Dividend reinvestment scheme	52,812	-	309	-
- Shares issued for cash	5,282,345	3,970,602	30,100	12,131
- Employee Tax Exempt Share Acquisition Plan	143,955	154,872	685	505
- Employee Performance Equity Plan	-	-	211	101
- Options exercised	291,000	-	716	-
- Conversion of Convertible Notes	9,712,933	1,419,346	24,282	3,549
Balance at the end of the year	57,318,821	41,835,776	92,245	35,942

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

All shares are ordinary shares and have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of members.

Movements in options throughout the year were as follows:

Grant Date	Exercise Date	Expiry Date	Exercise Price $	Number of Options at Beginning of Year	Options Granted	Options Lapsed	Options Vested and Exercised	Number of Options as at 30 June 2007
5 November 2004	30 October 2006	5 November 2006	2.46	299,000	-	8,000	291,000	-
28 October 2005	22 October 2007	28 October 2007	3.68	70,000	-	-	-	70,000
23 November 2005	17 November 2007	23 November 2007	3.49	475,000	-	46,000	-	429,000
26 October 2006	20 October 2008	26 October 2008	5.17	-	165,000	15,000	-	150,000
14 November 2006	8 November 2008	14 November 2008	5.30	-	986,500	31,000	-	955,500
Weighted average exercise price				3.14	5.28	4.22	2.46	4.73
Weighted average remaining contract life								388 days

Total expense recognised $210,506 (2006: $101,254)

These options do not entitle the holder to participate in any share issue of the Company.

25. RESERVES

Asset Revaluation

The asset revaluation reserve relates to the measurement of freehold land at fair value in accordance with applicable Australian Accounting Standards.

25. RESERVES CONTINUED

Foreign Currency Translation

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign group entities where their functional currency is different to the presentation currency of the reporting entity as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
26. NOTES TO THE CASH FLOW STATEMENTS				
(a) Reconciliation of Net Cash from Operating Activities to Net profit/(loss) for the year				
Net profit/(loss) for the year	**18,468**	**12,663**	**7,533**	**8,582**
Adjust for non-cash items				
Depreciation	2,561	1,100	-	-
Amortisation	2,731	2,369	-	-
Dividend received	-	-	(9,450)	(11,500)
Gain on sale of property, plant & equipment	330	(10)	-	-
Movement in foreign currency reserve	128	(14)	-	-
Adjust for changes in assets and liabilities (increase) / decrease in:				
Inventories	(4,038)	(3,794)	-	-
Deferred tax assets	(3,932)	(798)	26	137
Trade receivables	(2,772)	(1,042)	-	-
Other receivables	1,958	115	(275)	886
Prepayments	136	(104)	-	-
Increase / (decrease) in:				
Trade payables	(3,398)	(3,390)	(4,934)	(328)
Income tax payable	4,554	919	3,219	(283)
Employee provisions	3,806	650	-	-
Provision for doubtful debts	(13)	389	-	-
Unearned revenue	2,412	3,532	-	-
Deferred tax liabilities	2,891	772	-	-
	25,822	**13,357**	**(3,881)**	**(2,506)**

(b) Reconciliation of cash

For the purposes of the cash flow statements, cash includes cash on hand and bank deposits at call net of bank overdrafts. Cash at the end of the year as shown in the cash flow statements is reconciled to related items in the accounts as follows:

	Consolidated 2007	Consolidated 2006	Cardno Limited 2007	Cardno Limited 2006
Cash	17,376	17,508	-	8,300
Bank overdraft	(1,902)	(1,829)	-	-
	15,474	**15,679**	-	**8,300**

(c) Non-cash financing and investing activities

During the financial year, the consolidated entity acquired property, plant and equipment with an aggregate fair value of $2,581,567 (2006: $2,967,108) by means of finance leases. These acquisitions are not reflected in the cash flow statements.

(d) Acquisition of entities

Details of the acquisitions are as follows:

	Consolidated 2007	Consolidated 2006	Cardno Limited 2007	Cardno Limited 2006
Purchase consideration	64,257	15,759	-	-

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
26. NOTES TO THE CASH FLOW STATEMENTS CONTINUED				
Cash consideration	57,859	14,352	-	-
Vendor liability	4,006	1,094	-	-
Direct costs relating to acquisition	2,392	313	-	-
Consideration	**64,257**	**15,759**	-	-
Assets and liabilities held at acquisition date:				
Cash	3,133	241	-	-
Receivables	46,896	8,814	-	-
Property, plant & equipment	7,624	1,404	-	-
Inventories	13,480	3,062	-	-
Investments	-	34	-	-
Bank overdraft	(1,168)	-	-	
Creditors and borrowings	(52,809)	(5,994)	-	-
Provisions	(5,627)	(2,776)	-	-
Work Contracts	-	79	-	-
	11,529	4,864	-	-
Goodwill on acquisition	52,728	10,895	-	-
Consideration	**64,257**	**15,759**	-	-
Net cash outflow on acquisition				
Cash consideration	57,859	14,352		-
Less balance acquired	(1,965)	(241)		-
	55,894	**14,111**		-
27. CAPITAL AND LEASING COMMITMENTS				
Finance leases and hire purchase				
Commitments in relation to finance leases are payable as follows:				
- Within one year	3,265	2,700	-	-
- Later than one year but not later than 5 years	3,804	3,567	-	-
- Later than 5 years	17	195	-	-
- Minimum lease payments	7,086	6,462	-	-
Less: Future finance charges	(750)	(831)	-	-
Recognised as a liability	**6,336**	**5,631**	-	-
Present value of minimum lease and hire purchase payment				
Commitments in relation to finance leases are payable as follows:				
- Within one year	2,904	2,312	-	-
- Later than one year but not later than 5 years	3,415	3,142	-	-
- Later than 5 years	17	177	-	-
Recognised as a liability	**6,336**	**5,631**	-	-

Finance leases are taken out over motor vehicle, leasehold improvements and plant and equipment, with terms varying between 3 and 5 years.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Representing lease and hire purchase liabilities:				
Current (note 17)	2,902	2,312	-	-
Non-current (note 21)	3,434	3,319	-	-
	6,336	**5,631**	-	-

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
27. CAPITAL AND LEASING COMMITMENTS CONTINUED				
Finance leases and hire purchase				
Operating Leases				
- Within one year	9,511	3,943	-	-
- Later than one year but not later than 5 years	23,813	10,593	-	-
- Later than 5 years	10,886	556	-	-
Commitments not recognised in the financial statements.	**44,210**	**15,092**	-	-

The group leases office premises under operating leases, with terms varying from 2 to 10 years. The majority of leases provide for an option of renewal at the end of the lease term. The group also leases various plant & equipment under terms between 2 and 5 years. The consolidated entity does not have the option to purchase leased assets at the expiry of the lease term.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
28. EMPLOYEE BENEFITS & COMPENSATION COMMITMENT				
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs (included in payables)	11,986	5,268	-	-
Provisions (current) (note 18)	11,494	6,878	-	-
Provisions (non-current) (note 22)	5,213	3,059	-	-
	28,693	**15,205**	-	-
Number of employees				
Number of full time equivalent employees at 30 June	**2,195**	**1,384**	-	-

29. CONTINGENT LIABILITIES

As at the date of this report, there is no current litigation or pending or threatened litigation which would not be covered by professional indemnity insurance or has not already been provided for in the financial statements of the Company, or which is likely to have a material effect on the financial performance of the consolidated entity.

The parent entity and consolidated entity had contingent liabilities at 30 June 2007 in respect of:

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Guarantees	25,455	2,881	14,920	50

The Group has both financial and performance guarantees. A multiple guarantee facility is available to the group totalling $55,000,000. The facility is secured by a fixed and floating charge over group assets and undertakings.

30. SUBSEQUENT EVENTS

On 3 July 2007 a further 631,182 convertible notes were converted to ordinary shares leaving 1,614,041 outstanding.

On 21 August 2007, the Directors of Cardno Limited declared a final dividend on the ordinary shares of the 2007 financial year. The total amount of the dividend is $7,243,750 which represents a dividend of 12.5 cents per share, is fully franked and will be paid on 5 October 2007. The dividend has not been provided for in the 30 June 2007 financial statements.

	Consolidated 2007	Consolidated 2006
31. EARNINGS PER SHARE		
Basic earnings per share		
The calculation of basic earnings per share at 30 June 2007 was based on the profit attributable to ordinary shareholders of $18,467,291 (2006: $12,663,172) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2007 of 49,527,650 (2006: 40,372,683), calculated as follows:		
Profit attributable to ordinary shareholders	18,467,291	12,663,172
Weighted average number of ordinary shares (a)		
Issued ordinary shares at 1 July	41,835,776	36,290,956
Effect of shares issued for cash consideration	760,983	3,281,569
Effect of shares issued in respect of employee share scheme	88,379	703,840
Effect of shares issued from conversion of convertible notes	6,842,512	96,318
Weighted average number of ordinary shares at 30 June	**49,527,650**	**40,372,683**

(a) The options and convertible notes are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Consolidated 2007	Consolidated 2006
Profit attributable to ordinary shareholders (diluted)		
Profit attributable to ordinary shareholders	18,467,291	12,663,172
After-tax effect of interest on convertible notes	772,302	1,996,092
Profit attributable to ordinary shareholders (diluted)	**19,239,593**	**14,659,264**
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	49,527,650	40,372,683
Effect of convertible notes	2,245,223	11,958,156
Effect of share options on issue	1,245,803	645,986
Weighted average number of ordinary shares (diluted) at 30 June	**53,018,676**	**52,976,825**

	Consolidated 2007 $	Consolidated 2006 $	Cardno Limited 2007 $	Cardno Limited 2006 $
32. AUDITOR'S REMUNERATION				
Amounts received or due and receivable by parent entity auditor (William Buck (Queensland partnership))				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	137,234	79,100	-	-
- other assurance services	-	-	-	-
	137,234	**79,100**	-	-

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Consolidated 2007 $	Consolidated 2006 $	Cardno Limited 2007 $	Cardno Limited 2006 $
32. AUDITOR'S REMUNERATION CONTINUED				
Amounts received or due and receivable by a related practice of the parent entity auditor (William Buck (Victorian partnership))				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	40,375	54,000	-	-
- other assurance services	3,000	-	-	-
	43,375	**54,000**	-	-
Amounts received or due and receivable by auditors of the subsidiaries in the group				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	277,689	-	-	-
- taxation services	7,999	-	-	-
	285,688	-	-	-

33. KEY MANAGEMENT PERSONNEL DISCLOSURES

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive Directors

J C Massey	Chairman
P J Cosgrove [i]	
I J Johnston	

Executive Directors

G G Tamblyn	Deputy Chairman
A D Buckley	Managing Director
J I Forbes [ii]	Chief Financial Officer & Company Secretary
T C Johnson	Corporate Director
J G A Verco	Group Engineering Executive

Executives

R J K Collins-Woolcock	Division Manager – New South Wales/ACT
S V Coote	Group Operations Manager
P W Gardiner	Division Manager – Queensland/Northern Territory
J C King	Division Manager – Western Australia
M J Renshaw	Division Manager – Products & New Markets
S G Richards	Division Manager - Victoria
C W N Tapp [iii]	Division Manager - International

Former Executive Directors

R J Fisher [iv]
S J Moss [v]

Former Executives

M F Hill [vi]

Executive Movements

(i) P J Cosgrove became a Director on 26 March 2007
(ii) J I Forbes became a Director on 10 July 2006
(iii) C W N Tapp was appointed Division Manager – International on 19 April 2007
(iv) R J Fisher resigned as a director on 7 July 2006
(v) S J Moss resigned as a director on 22 December 2006
(vi) M F Hill resigned on 28 July 2006

33. KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

Key management personnel compensation included in employee benefits are as follows:

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Short-term employee benefits	3,114	3,194	48	-
Other long-term benefits	-	-	-	-
Post-employment benefits	701	481	128	-
Termination benefits	181	-	-	-
Equity compensation benefits	96	60	-	-
	4,092	3,735	176	-

Individual Directors and Executives compensation disclosures
Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations are provided in the Remuneration Report section of the Directors' Report.

Apart from the details disclosed in this note, no Director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving Directors' interests existing at year-end.

The movement during the reporting period in the number of options over ordinary shares in Cardno Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007	Held at 1 July 2006	Granted as compensation	Exercised	Held at 30 June 2007	Vested and exercisable at 30 June 2007
Directors					
A D Buckley	70,000	60,000	30,000	100,000	-
R J Fisher	15,000*	-	-	-	-
J I Forbes	-	30,000	-	30,000	-
T C Johnson	35,000	30,000	15,000	50,000	-
S J Moss	-	15,000**	-	-	-
G G Tamblyn	-	15,000	-	15,000	-
J G A Verco	10,000	15,000	-	25,000	-
Executives					
R J K Collins-Woolcock	20,000	25,000	10,000	35,000	-
S V Coote	40,000	40,000	20,000	60,000	-
P W Gardiner	40,000	40,000	20,000	60,000	-
J C King	5,000	25,000	-	30,000	-
M J Renshaw	25,000	25,000	10,000	40,000	-

* Cancelled on 7 July 2006 following retirement.
** Cancelled on 22 December 2006 following resignation.

Options and rights over equity instruments granted as compensation

2006	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Directors					
A D Buckley	30,000	40,000	-	70,000	-
R J Fisher	15,000	-	-	15,000	-
T C Johnson	15,000	20,000	-	35,000	-
J G A Verco	-	10,000	-	10,000	-
Executives					
R J K Collins-Woolcock	10,000	10,000	-	20,000	-
S V Coote	20,000	20,000	-	40,000	-
P W Gardiner	20,000	20,000	-	40,000	-
J C King	-	5,000	-	5,000	-
M J Renshaw	10,000	15,000	-	25,000	-

No options held by key management personnel are vested but not exercisable.

The fair value of options is provided in the Remuneration Report section of the Directors' Report.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

33. KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

Movements in shares

The movement during the reporting period in the number of ordinary shares in Cardno Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007

	Held at 1 July 2006	Purchases*	Received as Compensation	Sales	Held at 30 June 2007
Non-Executive Directors					
John Massey	20,000	9,973	-	-	29,973
Peter Cosgrove	-	-	-	-	-
Ian Johnston	95,000	77,219	-	-	172,219
Executive Directors					
Graham Tamblyn	1,448,000	40,000	-	63,000	1,425,000
Andrew Buckley	1,845,810	430,000	-	-	2,275,810
Jeffrey Forbes	2,500	43	-	-	2,543
Trevor Johnson	1,527,990	415,000	-	-	1,942,990
James Verco	894,402	210,545	-	-	1,104,947
Former Directors					
Ronald Fisher	1,008,343	-	-	880,000	128,343
Stephen Moss	431,878	149,742	-	417,499	164,121

	Held at 1 July 2006	Purchases*	Received as Compensation	Sales	Held at 30 June 2007
Executives					
Roger Collins-Woolcock	565,267	210	-	-	565,477
Steven Coote	415,461	20,210	-	-	435,671
Paul Gardiner	574,333	200,210	-	-	774,543
John King	75,643	210	-	-	75,853
Michael Renshaw	71,775	39,804	-	-	111,579
Stephen Richards	-	89,928	-	-	89,928
Charles Tapp	-	-	-	-	-

* Includes conversion of convertible notes and/or exercise of options and/or shares issued through dividend reinvestment plan.

2006

	Held at 1 July 2005	Purchases*	Received as Compensation	Sales	Held at 30 June 2006
Non-Executive Directors					
John Massey	20,000	-	-	-	20,000
Ian Johnston	60,000	35,000	-	-	95,000
Executive Directors					
Graham Tamblyn	1,512,000	16,000	-	80,000	1,448,000
Andrew Buckley	1,845,810	-	-	-	1,845,810
Ronald Fisher	1,260,342	148,001	-	400,000	1,008,343
Trevor Johnson	1,527,990	-	-	-	1,527,990
Stephen Moss	431,878	-	-	-	431,878
James Verco	1,094,402	-	-	200,000	894,402
Richard Kell	619,458	50,000	-	200,000	469,458

	Held at 1 July 2005	Purchases*	Received as Compensation	Sales	Held at 30 June 2006
Executives					
Roger Collins-Woolcock	564,992	-	275	-	565,267
Steven Coote	415,186	-	275	-	415,461
Paul Gardiner	574,058	-	275	-	574,333
John King	75,368	-	275	-	75,643
Michael Renshaw	59,406	12,094	275	-	71,775

* Includes conversion of convertible notes and/or exercise of options and/or shares issued through dividend reinvestment plan.

33. KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

Other key management personnel transactions with the Company or its controlled entities

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-Director related entities on an arm's length basis.

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

(i) Mr A D Buckley is a Director of CBD Professional Services Pty Ltd. The aggregate amount the consolidated entity billed for services performed by Mr Buckley was $22,918 (2006: $53,609). The consolidated entity also used Carter Newell Lawyers (associated with CBD Professional Services Pty Ltd) for legal advice throughout the year and the aggregate amount of fees expensed was $64,281 (2006: $45,110).

(ii) Mr J G A Verco is a Director of Foxfall Pty Ltd. The aggregate amount the consolidated entity billed for services in 2006 was $22,671. In 2007 it was nil.

34. FINANCIAL INSTRUMENTS

Financial Risk
Exposure to credit, interest rate and currency risk arises in the normal course of the consolidated entity's business.

Credit Risk
The Group has no significant concentration of credit risk. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The consolidated entity does not require collateral in respect of financial assets. Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than an approved rating.

At balance sheet date there were no significant concentrations of credit risk with any single counterparty or group of counterparties. The maximum exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provision for losses.

Interest Rate Risk
The consolidated entity manages its exposure to interest rate fluctuation through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are of a speculative nature.

Currency Risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from the currency exposure to the Australian dollar. The Group has determined that this risk is immaterial for business operations at this stage and therefore there are no hedges in place. The currency hedging policy is reviewed on a regular basis.

Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Finance & Group Services Division aims to maintain flexibility in funding by keeping committed credit lines available.

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rate at the balance sheet date and the period in which they reprice:

34. FINANCIAL INSTRUMENTS CONTINUED

2007

Consolidated	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 - 5 years $'000	More than 5 years $'000
Cash at bank and on hand*	6	4.88%	16,261	16,261	-	-
Bank short term deposits	6	6.94%	1,115	1,115	-	-
Trade debtors	7	-	68,101	68,101	-	-
Sundry debtors	7	-	1,038	1,038	-	-
Project Advances	9	7.73%	3,572	3,572	-	-
Trade payable	16	-	(34,449)	(34,449)	-	-
Hire Purchase	17, 21	10.48%	(267)	(191)	(76)	
Convertible notes	21	9.00%	(5,613)	-	(5,613)	
Finance lease liabilities	17, 21	6.69%	(6,069)	(2,713)	(3,339)	(17)
Bank overdrafts	17	6.75%	(1,902)	(1,902)	-	-
Bank loans	17, 21	7.66%	(47,288)	(42,006)	(5,282)	-
Vendor liability	16	-	(4,006)	(4,006)	-	-
			(9,507)	4,820	(14,310)	(17)

Company	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 – 5 years $'000	More than 5 years $'000
Loans from controlled entities	7,16	-	70,109	70,109	-	-
Trade payables	16	-	(1,232)	(1,232)	-	-
Bank loans	17	7.54%	(32,693)	(32,693)	-	-
Convertible note	21	9.00%	(5,613)	-	(5,613)	-
Vendor liability	16	-	(3,619)	(3,619)	-	-
			26,952	32,565	(5,613)	-

2006

Consolidated	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 - 5 years $'000	More than 5 years $'000
Cash at bank and on hand *	6	5.39%	17,508	17,508	-	-
Forward exchange contract	10	-	821	-	821	-
Trade debtors	7	-	25,554	25,554	-	-
Sundry debtors	7	-	808	808	-	-
Trade payables	16	-	(17,863)	(17,863)	-	-
Non-Trade payables	16	-	(908)	(908)	-	-
Vendor liability	16	-	(1,146)	(1,146)	-	-
Hire purchase	17, 21	6.19%	(259)	(86)	(173)	-
Convertible notes	21	9.0%	(29,895)	-	(29,895)	-
Finance lease liabilities	17, 21	7.11%	(5,372)	(2,226)	(2,969)	(177)
Bank overdraft	17	5.0%	(1,829)	(1,829)	-	-
Bank loans	17, 21	5.50%	(5,140)	(5,140)	-	-
Forward exchange contract	21	6.47%	(561)	-	(561)	-
			(18,282)	14,672	(32,777)	(177)

34. FINANCIAL INSTRUMENTS CONTINUED

2006

Company	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 – 5 years $'000	More than 5 years $'000
Cash at bank and on hand*	6	5.04%	8,300	8,300	-	-
Loans from controlled entities	7, 16	-	21,377	21,377	-	-
Trade payables	16	-	(34)	(34)	-	-
Convertible note	21	9.0%	(29,895)	-	(29,895)	-
			(252)	29,643	(29,895)	-

* These assets and liabilities are at a variable rate.

The carrying value included in the above tables are approximately the fair values.

Estimation of fair values
The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the tables.

Interest-bearing loans and borrowings
Fair value is calculated based on the discounted expected future principal and interest cash flow. Refer to Notes 17 and 21 for details on interest-bearing liabilities.

Convertible notes
The fair value is based on the face value.

Finance lease liabilities
The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogenous lease agreements. Refer to Note 21 for details on finance lease liabilities.

Trade and other receivables / payables
For receivables / payables with a remaining life of less than one year, the notional amount is determined to reflect the fair value. All other receivables / payables are discounted to determine the fair value.

35. BUSINESS COMBINATIONS

During the year the group acquired 100% of the issued capital of Stanwill Consulting Engineers with an effective date of 1 July 2006, Saraceni Engineering Group with an effective date of 1 October 2006, Grogan Richards Consulting Engineers with an effective date of 1 November 2006, Emerging Markets Group, Ltd with an effective acquisition date of 1 February 2007, Stephen Robert Pate trading as S.P.L.A.T. with an effective acquisition date of 1 April 2007, Truebridge Callender Beach Limited and TCB Management Limited with an effective acquisition date of 1 April 2007, Low & Hooke Partners Pty Ltd, Low & Hooke Management Services Pty Ltd, Bresfine Pty Ltd, Low & Hooke No. 1 Unit Trust and Low & Hooke No. 2 Unit Trust with an effective acquisition date of 1 April 2007, and WRG Design, Inc with an effective acquisition date of 1 June 2007.

The acquired businesses contributed revenues of $53,902,378 and net profit after tax of $3,484,321 to the Group for the year. If all of the acquisitions had been effective 1 July 2006, the contributed revenues would have been $150,733,173 and net profit after tax would have been $6,070,143.

At the date of acquisition, the acquired entities were involved in providing professional services in physical and/or social infrastructure.

35. BUSINESS COMBINATIONS

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

Aggregated information for all acquisitions

	$'000
Purchase Consideration	
Cash consideration	57,859
Vendor liability	4,006
Direct costs relating to the acquisitions	2,392
Total purchase consideration	64,257
Fair value of net identifiable assets *acquired*	11,529
Goodwill	52,728

The assets and liabilities arising from the acquisitions are as follows:

	Acquirees' carrying amount $'000	Fair Value $'000
Cash	3,133	3,133
Receivables	46,896	46,896
Property, plant and equipment	7,624	7,624
Inventories	13,480	13,480
Bank overdraft	(1,168)	(1,168)
Creditors & borrowings	(52,809)	(52,809)
Provisions	(5,627)	(5,627)
Net identifiable assets acquired	**11,529**	**11,529**
Outflow of cash to acquire subsidiary, net of cash acquired		
Cash consideration		57,859
Less: Balances acquired		
Cash		3,133
Bank overdraft		(1,168)
		1,965
Outflow of cash		**55,894**

36. RELATED PARTY DISCLOSURES

Ultimate Parent
Cardno Limited is the ultimate Australian parent company.

Interests held in controlled entities are set out in Note 38 to the financial statements.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

36. RELATED PARTY DISCLOSURES CONTINUED

Transactions with Other Related Parties

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(a) Amounts receivable from other related parties				
Aggregate amounts receivable from:				
Current				
- Controlled entities	-	-	83,223	27,169
(b) Amounts owing to other related parties				
Aggregate amounts payable to:				
Current				
- Controlled entities	-	-	13,114	5,792

The amounts payable and receivable have arisen as a result of the following:

(i) Loans advanced to Controlled Entities
(ii) Provision of accounting, administrative and financial assistance (management fees)
(iii) Loans for purchase of assets and working capital
(iv) Tax consolidations transfer of liabilities

The loans between Cardno Limited and all related companies are at call and interest free.

37. SEGMENT INFORMATION

The group operates principally as a provider of professional services in physical and social infrastructure.

Inter-segment pricing is determined on an arm's length basis.

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results, assets and liabilities are based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia, North America, Asia Pacific, UK and Africa.

37. SEGMENT INFORMATION CONTINUED

Geographical Segments continued

2007	Australia & NZ $'000	North America $'000	Asia Pacific $'000	UK & Africa $'000	Total $'000	Eliminations $'000	Grouped $'000
Segment revenue							
External sales	198,167	39,696	14,907	11,402	264,172	-	264,172
Inter-segment revenue	280	-	-	-	280	(280)	-
Other income	789	-	13	-	802	-	802
Total segment revenue	199,236	39,696	14,920	11,402	265,254	(280)	264,974
Segment result							
EBIT	22,790	3,863	980	270	27,903	(280)	27,623
Net finance costs					(2,588)	-	(2,588)
Profit before tax					25,315	(280)	25,035
Income tax expense					(6,567)	-	(6,567)
Profit after tax					18,748	(280)	18,468
Assets							
Segment assets	168,291	119,159	6,478	12,534	306,462	(50,038)	256,424
Unallocated assets					10,289	-	10,289
Total assets					316,751	(50,038)	266,713
Liabilities							
Segment liabilities	47,386	66,850	2,656	8,820	125,712	(50,038)	75,674
Unallocated liabilities					79,789	-	79,789
Total liabilities					205,501	(50,038)	155,463
Other							
Acquisitions of non-current segment assets	28,389	38,992	144	22	67,547	-	67,547
Depreciation and amortisation of segment assets	4,880	268	102	42	5,292	-	5,292

2006	Australia & NZ $'000	North America $'000	Asia Pacific $'000	UK & Africa $'000	Total $'000	Eliminations $'000	Grouped $'000
Segment revenue							
External sales	161,560	2,605	8,890	12,764	185,819	-	185,819
Inter-segment revenue	263	-	-	-	263	(263)	-
Other income	569	-	4	-	573	-	573
Total segment revenue	162,392	2,605	8,894	12,764	186,655	(263)	186,392
Segment result							
EBIT	19,398	367	1,552	702	22,019	(263)	21,756
Net finance costs					(3,631)	-	(3,631)
Profit before tax					18,388	(263)	18,125
Income tax expense					(5,462)	-	(5,462)
Profit after tax					12,926	(263)	12,663
Assets							
Segment assets	119,227	575	2,777	10,156	132,735	(853)	131,882
Unallocated assets					4,779	-	4,779
Total assets					137,514	(853)	136,661
Liabilities							
Segment liabilities	33,127	108	661	6,018	39,914	(853)	39,061
Unallocated liabilities					51,346	-	51,346
Total liabilities					91,260	(853)	90,407
Other							
Acquisitions of non-current segment assets	16,067	13	218	13	16,311	-	16,311
Depreciation and amortisation of segment assets	3,365	17	53	34	3,469	-	3,469

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

37. SEGMENT INFORMATION CONTINUED

The group provides engineering related software products which has not been reported separately as it represents less than 10% of sales to external customers.

38. CONTROLLED ENTITIES

Name	Country of Incorporation	Equity Holding
Cardno Holdings Pty Ltd	Australia	100%
Cardno (Qld) Pty Ltd	Australia	100%
Cardno Staff Pty Ltd	Australia	100%
Cardno Staff No. 2 Pty Ltd	Australia	100%
Cardno Operations Pty Ltd	Australia	100%
Cardno Investments Pty Ltd	Australia	100%
Cardno International Pty Ltd	Australia	100%
Advanced Water & Wastewater Technologies Pty Ltd	Australia	100%
Cardno BSD Pty Ltd	Australia	100%
Cardno CCS Pty Ltd	Australia	100%
Cardno Lawson Treloar Pty Ltd	Australia	100%
Cardno MBK PNG Ltd	Papua New Guinea	100%
Cardno (NSW) Pty Ltd	Australia	100%
Cardno BLH Pty Limited	Australia	100%
Cardno Willing Pty Ltd	Australia	100%
Cardno Victoria Pty Ltd	Australia	100%
Cardno Alexander Browne Pty Ltd	Australia	100%
Cardno (Vic) Pty Ltd	Australia	100%
Cardno Young Pty Ltd	Australia	100%
Cardno Acil Pty Ltd	Australia	100%
Cardno Eppell Olsen Pty Ltd	Australia	100%
Cardno UK Limited	United Kingdom	100%
Cardno Agrisystems Limited	United Kingdom	100%
Cardno Agrisystems (Eastern Africa) Limited	Kenya	100%
Barton Enterprises Pty Ltd	Australia	100%
Cardno Forbes Rigby Pty Ltd	Australia	100%
Cardno Gilbert Rose Pty Ltd	Australia	100%
Cardno Saraceni Pty Ltd	Australia	100%
Low & Hooke No. 1 Unit Trust	Australia	100%
Low & Hooke No. 2 Unit Trust	Australia	100%
Cardno Low & Hooke Pty Ltd	Australia	100%
Cardno Low & Hooke Management Pty Ltd	Australia	100%
Bresfine Pty Ltd	Australia	100%
Cardno NZ Limited	New Zealand	100%
Cardno USA, Inc.	United States of America	100%
Emerging Markets Group, Ltd	United States of America	100%
Emerging Markets Group (EMG) Ltd	United Kingdom	100%
Emerging Markets Group (EMG) s.a.	Belgium	100%
WRG Design, Inc.	United States of America	100%
Cardno TCB Limited	New Zealand	100%
PT HMA International	Indonesia	100%
Cardno Willing (NSW) Pty Ltd	Australia	100%
Cardno Willing (NT) Pty Ltd	Australia	100%
Cardno Willing (PNG) Ltd	Papua New Guinea	100%
XP Software Pty Ltd	Australia	100%
XP Software Inc.	United States of America	100%
Hydrotech Research Pty Ltd	Australia	100%
Cardno Ullman & Nolan Pty Ltd	Australia	100%
Cardno Ullman & Nolan Geotechnic Pty Ltd	Australia	100%
Cardinal Surveys Pty Ltd	Australia	100%
Ullman & Nolan Pty Ltd	Australia	100%
Ullman & Nolan (NT) Pty Ltd	Australia	100%
TCB Limited	New Zealand	100%
Middleton Williams & Co Limited	New Zealand	100%

39. ECONOMIC DEPENDENCY

18.5% of the consolidated entity's gross revenue is derived from contracts with AusAID (2006: 29%).

Directors' Declaration

Cardno Limited and its Controlled Entities
For the year ended 30 June 2007

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 18 to 55, are in accordance with the Corporations Act 2001 and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and consolidated entity;

2. The Managing Director and Chief Financial Officer have each declared that:

   (a) The financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) The financial statements and notes for the financial year comply with the Accounting Standards; and

   (c) The financial statements and notes for the financial year give a true and fair view;

3. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they come due and payables.

Dated at Brisbane on the 21st day of August 2007.

Signed in accordance with a resolution of the directors.

JOHN C MASSEY
Chairman

Independent Auditor's Report

William Buck
Business Advisors
Chartered Accountants

To the Members of Cardno Limited

Report on the Financial Report

We have audited the accompanying financial report of Cardno Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading Remuneration Report on pages 9-15 of the Directors' report and not in the financial report. We have audited the remuneration disclosures on pages 9-15 of the Directors' report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are responsible for the remuneration disclosures contained in the Directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the Directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

Independent Auditor's Report

William Buck
Business Advisors
Chartered Accountants

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, has been provided to the directors on the same date as this auditor's report.

Auditor's Opinion

In our opinion:

a) the financial report of Cardno Limited is in accordance with the Corporations Act 2001, including:

   i) giving a true and fair view of company and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

   ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

In our opinion, the remuneration disclosures on pages 9-15 of the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

William Buck

William Buck
Chartered Accountants

R.Q. Cole

R.Q. Cole

Partner

Brisbane, 21 August 2007

Additional Shareholder Information

Distribution of Ordinary Shareholders

The number of shareholders, by size of holding, as at 24 August 2007 were:

	Ordinary Shares	
	Number of Holders	Number of Shares
1 - 1,000	1,408	723,396
1,001 - 5,000	1,664	4,478,546
5,001 - 10,000	464	3,468,201
10,001 - 100,000	438	11,746,785
100,001 - and over	93	37,533,075
Total	**4,067**	**57,950,003**

As at 24 August 2007 there were 180 shareholders who held less than a marketable parcel of 69 shares.

Twenty Largest Ordinary Shareholders

The names of the twenty largest holders as at 24 August 2007 were:

	Listed Ordinary Shares	
	Number Held	Percentage
RBC Dexia Investor Services Australia Nominees Pty Limited <PIIC A/C>	2,982,163	5.15%
RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	2,838,540	4.90%
Dr Trevor Charles Johnson <The Johnson Family A/C>	1,492,990	2.58%
Tamblyn Investments Pty Ltd	1,425,000	2.46%
Mr Malcolm David Pound	1,366,346	2.36%
R A Young Investments Pty Ltd <Young Super Fund A/C>	1,195,369	2.06%
Edwin Vowles	1,080,213	1.86%
Bonnip Pty Ltd	915,357	1.58%
Buckland (Qld) Pty Ltd	887,515	1.53%
KMS Properties Pty Ltd <Verco Family A/C>	865,402	1.49%
J P Morgan Nominees Australia Limited	833,599	1.44%
Anne Felicity Phillips	756,644	1.31%
Jon Reimann	706,977	1.22%
Darren Welborn	706,977	1.22%
Ben Williams	706,977	1.22%
Seymour Group Pty Ltd	700,000	1.21%
TCB Management Limited	617,415	1.07%
Ancam Pty Ltd <Ancam Family Discretionary A/C>	614,678	1.06%
Four G's Holdings Pty Ltd <The Gardiner Family A/C>	573,652	0.99%
Roger Collins-Woolcock	565,477	0.98%
Total	**21,831,291**	**37.67%**

Additional Shareholder Information

Substantial Shareholders

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

	Number of Shares	Number of Convertible Notes	Number of Options
Perpetual Limited and subsidiaries	5,497,725	0	9.49%

Voting Rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

Escrowed Shares

There are currently 5,867,351 ordinary shares held in escrow. This is approximately 10.12% of the company's issued share capital. The details are as follows:-

- In accordance with the Share Sale Agreement between Cardno Limited and the shareholders of Forbes Rigby Pty Ltd completed on 13 April 2006, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 13 October 2007. This agreement affects 545,815 shares, being approximately 0.94% of the company's issued share capital.

- In accordance with the Share & Unit Sale Agreement between Cardno Limited and the shareholders of Gilbert Rose Consulting (WA) Pty Ltd completed on 16 June 2006, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 16 December 2007. This agreement affects 39,191 shares, being approximately 0.07% of the company's issued share capital.

- In accordance with the Asset Sale Agreement between Cardno Limited and the partners of Stanwill Consulting Engineers completed on 8 September 2006, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 8 March 2008. This agreement affects 41,386 shares, being approximately 0.07% of the company's issued share capital.

- In accordance with the Asset Sale Agreement between Cardno Limited and the partners of Grogan Richards Consulting Engineers and unitholders of the Grogan Richards Pearson Unit Trust completed on 22 December 2006, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 20 June 2008. This agreement affects 674,360 shares, being approximately 1.16% of the company's issued share capital.

- In accordance with the Share Sale Agreement between Cardno Limited and the shareholders of Saraceni Engineering Group Pty Ltd completed on 2 February 2007, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 2 August 2008. This agreement affects 22,685 shares, being approximately 0.04% of the company's issued share capital.

- In accordance with the Business Sale Agreement between Cardno Limited and Stephen Robert Pate trading as S.P.L.A.T. completed on 14 May 2007, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 14 November 2008. This agreement affects 158,629 shares, being approximately 0.27% of the company's issued share capital.

- In accordance with the Stock Purchase Agreement between Cardno Limited and the stockholders of Emerging Markets Group, Limited completed on 31 May 2007, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months with 215,767 escrowed to 31 May 2008 and 647,305 escrowed to 30 August 2008. This agreement affects 863,072 shares, being approximately 1.5% of the company's issued share capital.

Additional Shareholder Information

- In accordance with the Agreement and Plan of Merger between Cardno Limited and the stockholders of WRG Design, Inc completed on 19 June 2007, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months with 2,120,931 escrowed to 19 December 2008 and 666,812 escrowed to 26 December 2008. This agreement affects 2,787,743 shares, being approximately 4.8% of the company's issued share capital.

- In accordance with the Share & Unit Sale Agreement between Cardno Limited and the shareholders & unitholders of Low & Hooke Partners Pty Ltd, Low & Hooke Management Services Pty Ltd, Bresfine Pty Ltd, Low & Hooke No. 1 Unit Trust and Low & Hooke No. 2 Unit Trust completed on 26 June 2007, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 26 December 2008. This agreement affects 117,055 shares, being approximately 0.20% of the company's issued share capital.

- In accordance with the Share Sale Agreement between Cardno Limited and the shareholders of Truebridge Callender Beach Limited completed on 28 June 2007, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 28 December 2008. This agreement affects 617,415 shares, being approximately 1.06% of the company's issued share capital.

Distribution of Convertible Noteholders

The number of convertible noteholders, by size of holding, as at 24 August 2007 were:

	Convertible Notes	
	Number of Holders	Number of Notes
1 - 1,000	118	59,626
1,001 - 5,000	197	537,720
5,001 - 10,000	53	396,932
10,001 - 100,000	27	619,763
100,001 - and over	0	0
Total	**395**	**1,614,041**

As at 24 August 2007 there were no noteholders who held less than a marketable parcel of 70 convertible notes.

Additional Shareholder Information

Twenty Largest Convertible Noteholders

The names of the twenty largest convertible noteholders as at 24 August 2007 were:

	Listed Convertible Notes	
	Number Held	Percentage
Mrs Margaret Pryor	90,000	5.58%
Andrew Pau	50,000	3.10%
WJF & EM McDonald Investment Co Pty Ltd	40,000	2.48%
Barwood Nominees Pty Ltd	30,000	1.86%
L T Beneke Nominees Pty Limited	30,000	1.86%
Coreen Pty Ltd <Pearse Family A/C>	25,000	1.55%
Richard Hitch <Janet E Hitch A/C>	25,000	1.55%
Mr Robert Spry	23,845	1.48%
Dr William John Paradice & Mrs Robin Cope Paradice	23,000	1.42%
Paul Thompson	23,000	1.42%
Australian Executor Trustees Limited <No 1 Account>	22,000	1.36%
Kerryanne Pty Ltd <K & A Super Fund Account>	21,450	1.33%
Mr John Malcolm Croft	20,000	1.24%
Moonta Investments Pty Ltd <The Clarke Family A/C>	20,000	1.24%
Belinda Joy Howard & Anthony Francis Howard <Howard Family Superannuation Fund A/C>	18,500	1.15%
Livcan Services Pty Ltd <No 2 Account>	17,785	1.10%
Mr Hugh Matthew Hamilton & Mrs Helen Janette Hamilton <H & H Superannuation A/C>	16,000	0.99%
Mrs Wendy Elizabeth Miles	15,000	0.93%
Mr James Nichterlein & Mrs Ilona Nichterlein <Nichterlein Super Fund A/C>	15,000	0.93%
Hughnan Pty Ltd <Tighe Superannuation A/C>	14,000	0.87%
Total	**539,580**	**33.43%**

Voting Rights of Convertible Notes

Except in the circumstances required by the Listing Rules or the Corporations Act, Noteholders are not entitled to vote.

Options

As at 24 August 2007 the details of Options on issue are as follows:

Number of Option Holders	Number of Options on Issue
199	1,604,500

Voting Rights of Options

The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.

Corporate Directory

Board of Directors

Chairman
John Massey

Deputy Chairman
Graham Tamblyn

Managing Director
Andrew Buckley

Directors
Peter Cosgrove
Jeffrey Forbes
Trevor Johnson
Ian Johnston
James Verco

Chief Financial Officer & Company Secretary
Jeffrey Forbes

Assistant Company Secretary
Mark Buggy

Registered Office
Cardno Limited
ABN 70 108 112 303
Level 1
5 Gardner Close
MILTON QLD 4064
Ph: 07 3369 9822
Fax: 07 3369 9722
Website: www.cardno.com.au

Share Registry
Link Market Services Limited
Level 12
300 Queen Street
BRISBANE QLD 4000

Ph: 1300 554 474
Fax: 07 3228 4999
Website: www.linkmarketservices.com.au

Auditors
William Buck
Chartered Accountants
Level 16, William Buck Centre
120 Edward Street
BRISBANE QLD 4000

Ph: 07 3233 3555
Fax: 07 3210 6183
Website: www.williambuck.com.au

Lawyers
McCullough Robertson Lawyers
Level 11, Central Plaza Two
66 Eagle Street
BRISBANE QLD 4000

Ph: 07 3233 8888
Fax: 07 3229 9949
Website: www.mccullough.com.au

Jones Day
Level 18, The Chifley Tower
2 Chifley Square
SYDNEY NSW 2000

Ph: 02 8272 0500
Fax: 02 8272 0599
Website: www.jonesday.com

Bankers
ANZ
Level 3, 324 Queen Street
BRISBANE QLD 4000

Ph: 07 3228 5023
Fax: 07 3228 3979
Website: www.anz.com

HSBC Bank Australia Limited
300 Queen Street
BRISBANE QLD 4000

Ph: 07 3835 7820
Fax: 07 3835 7830
Website: www.hsbc.com.au

END